Filed pursuant to Rule 424(b)(3)
File Numer 333-167111
PROSPECTUS SUPPLEMENT NO. 14
(To Prospectus Dated August 10, 2010)

Accuride Corporation
$140,000,000 7.5% Senior Convertible Notes due 2020
Shares of Common Stock
___________________________________

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010, October 8, 2010, November 12, 2010, November 16, 2010, November 18, 2010, November 30, 2010, December 29, 2010, February 2, 2011, February 11, 2011, March 2, 2011, May 3, 2011, July 7, 2011 and August 5, 2011 relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached current reports on Form 8-K, which were filed with the Securities and Exchange Commission on September 28, 2011 and September 30, 2011.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 11, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 22, 2011

ACCURIDE CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 5.02.  Departure of Directors or Certain Officers; Compensatory Arrangements of Certain Officers.

(b)           Effective September 22, 2011, Richard F. Schomer left his position as Senior Vice President / Marketing & Sales of Accuride Corporation (the “Company”).

(e)           The Company has elected to treat Mr. Schomer’s separation as a separation for “Good Reason” or a termination without “Cause” outside of a “Protection Period” under Mr. Schomer’s Severance and Retention Agreement, which is in the form of the Form Severance and Retention Agreement (Tier II Executives) previously filed as an exhibit to Form 10-K on March 13, 2009.  In addition to the severance payable under, and subject to the terms of, such agreement, the Company also agreed that Mr. Schomer will receive the following (i) a pro rated amount of any bonus payment to which he would have become eligible to receive under the Company’s 2011 Annual Incentive Compensation Plan had he remained employed for the full year 2011, which amount, if any, will be determined in 2012, and (ii) outplacement services.  Pursuant to his Severance and Retention Agreement, Mr. Schomer has agreed to twenty-four (24) month post-employment non-competition and non-solicitation covenants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

/s/ STEPHEN A. MARTIN	Dated: September 28, 2011
Stephen A. Martin
Senior Vice President / General Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 26, 2011

ACCURIDE CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.	Completion of Acquisition or Disposition of Assets

On September 26, 2011, Accuride Corporation, (“Accuride”) entered into, and consummated the divestiture contemplated by, that certain Stock Purchase Agreement, dated September 26, 2011, by and among Accuride, Truck Components, Inc., a wholly-owned subsidiary of Accuride (“TCI”), Fabco Automotive Corporation (“Fabco”), a wholly-owned subsidiary of Accuride, and Fabco Holdings, Inc. (“Buyer”), an affiliate of Wynnchurch Capital, Ltd. (the “Agreement”).  Pursuant to the Agreement, Buyer acquired all of the outstanding stock of Fabco, a manufacturer and supplier of steer drive axles, transfer cases, split shaft power take offs, and other specialty products for the commercial severe-duty industry.  Buyer purchased Fabco for a purchase price of $35,000,000 in cash, subject to a working capital adjustment, plus a contingent payment of up to $2,000,000 depending on Fabco’s financial performance during calendar year 2012.

Item 9.01.	Financial Statements and Exhibits

(d)           Exhibits

2.1	Stock Purchase Agreement by and among Accuride Corporation, Truck Components, Inc., Fabco Automotive Corporation and Fabco Holdings Inc., dated September 26, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

/s/ STEPHEN A. MARTIN	Dated: September 30, 2011
Stephen A. Martin
Senior Vice President / General Counsel

Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

TRUCK COMPONENTS INC.,

ACCURIDE CORPORATION,

FABCO AUTOMOTIVE CORPORATION

and

FABCO HOLDINGS INC.

September 26, 2011

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT dated as of September 26, 2011, is made by and among Truck Components Inc., a Delaware corporation (“Seller”), Accuride Corporation, a Delaware corporation (“Parent”), Fabco Automotive Corporation, a Delaware corporation (the “Company”) and Fabco Holdings Inc., a Delaware corporation (“Buyer”).  Seller, Parent, the Company and Buyer are sometimes each referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A.           Seller is the sole stockholder of the Company, and owns beneficially and of record all of the issued and outstanding shares of capital stock of the Company, which consists of ten thousand (10,000) shares of common stock, par value $0.01 per share (the “Shares”).

B.           The Company is engaged in the research and development, design, manufacture, assembly, production, marketing, distribution, supply and sale of specialty gearbox solutions, including steer drive axles, power take-offs, transfer cases and all-wheel drive conversion kits, to commercial and specialty vehicle original equipment manufacturers and vehicle conversion customers (the “Business”).

C.           Buyer desires to purchase from Seller, and Seller desires to sell to Buyer (and Parent will cause Seller to sell to Buyer), all of the Shares, upon the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                      ARTICLE I

   DEFINITIONS AND USAGE

1.1 Definitions.  For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, initially capitalized terms used in this Agreement have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, with the terms “control” and “controlled” meaning for purposes of this definition, the possession, directly or indirectly, of more than fifty percent (50%) of the outstanding voting power of such Person or the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, or by Contract or otherwise.  For the avoidance of doubt, when applied to a corporation, the term “Affiliate” does not include any individual, non-employee director of such corporation (including any employer or Affiliate of such director, unless such employer or Affiliate of such director would otherwise be considered an “Affiliate” based on the foregoing definition) unless such individual is the sole director of such corporation.

“Affiliated Group” means an affiliated group as defined in Code § 1504 (or any analogous combined, consolidated or unitary group defined under any other Law governing income Tax).

“Agreement” means this Stock Purchase Agreement and includes the Disclosure Schedule and all other schedules and exhibits attached hereto and all amendments hereof.

“Applicable Coverage Periods” means a maximum coverage period (i) running from the Closing Date through the earlier of (A) the implementation of a substitute medical plan for the Company’s salaried employees and (B) one hundred twenty (120) days, with respect to the Company’s salaried employees, and (ii) running from the Closing Date through the earlier of (A) the implementation of a substitute medical plan for the Company’s union employees which is approved by the Machinists Automotive Trades District Lodge No. 190 of Northern California, International Association of Machinists and Aerospace Workers and (B) August 31, 2012, with respect to the Company’s union employees.

“Automotive Pension Plan” means the Automotive Industries Pension Plan to which the Company made contributions with respect to its employees who are covered by the Fabco Collective Bargaining Agreement prior to the Closing Date.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Change of Control” means (i) any sale, merger, consolidation, tender offer or similar acquisition of shares or other transaction or series of related transactions as a result of which at least a majority of the voting power of a Person is not held, directly or indirectly, by the Persons who held such Person’s securities with voting power before such transactions, or (ii) a sale or other disposition of all or a substantial part of a Person’s assets, whether in one transaction or a series of related transactions; provided, however, that a merger, consolidation or acquisition of shares involving a Person as part of a capital reorganization in which the direct or indirect holders of more than fifty percent (50%) of the voting securities of a Person outstanding immediately prior to such transaction continue to hold, directly or indirectly, more than fifty percent (50%) of the total voting power represented by the voting securities of such Person, or such surviving entity, outstanding immediately after such transaction shall not constitute a “Change of Control.”

“Claims” means and includes (i) all Liabilities; (ii) all claims, losses, damages, judgments, awards, penalties, settlements, assessments, levies, fines and damages; (iii) all demands, claims, suits, actions, causes of action, proceedings and assessments, whether or not ultimately determined to be valid; and (iv) all costs and expenses (including prejudgment interest in any litigated or arbitrated matter and other interest), court costs and fees and expenses of attorneys, consultants and expert witnesses) of investigating, defending or asserting any of the foregoing or of enforcing this Agreement.

“Closing Amounts” means the Net Working Capital Amount, Indebtedness and Company Transaction Expenses.

“CNH Claim” means any claim with respect to bearings supplied to the Company by NTN Bearings Corporation of America, which were integrated into certain products sold by the Company to CNH North America Purchasing LLC or its Affiliates.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Code § 4980B and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company 2012 EBITDA” means the Company’s earnings before interest, income Taxes depreciation and amortization for the Company’s fiscal year ended December 31, 2012 with respect to the Business, determined in accordance with GAAP; provided, however, that (i) such determination shall not take into account any intercompany charges, other than charges for products sold or services provided in the ordinary course of the Company’s business, between the Company on the one side and any of Buyer, Wynnchurch or any Affiliate thereof on the other side (such excluded intercompany charges to include any management or other similar fees or costs charged to the Company by Buyer, Wynnchurch or any Affiliate thereof), and (ii) the Company 2012 EBITDA shall not include any earnings generated by Company acquisitions of other businesses, companies or assets (other than through organic sales growth), whether through the purchase of assets or stock, merger or any other form of transaction, or any other extraordinary gains or charges.

“Company Acquisition Date” means January 31, 2005, the date on which the Company and Seller were acquired by Parent.

“Company Cash” means cash, cash equivalents and other short-term liquid investments of the Company, as of the date of determination, less the amounts of any unpaid checks, drafts and wire transfers issued on or prior to the date of determination (but without duplication of any such unpaid amounts being taken into account in the determination of the Net Working Capital Amount), whether in Company bank accounts or otherwise in the Company’s possession or under its control, less any fees, Taxes payable by the Company, withholdings or expenses necessary to liquidate such amounts.

“Company Transaction Expenses” means all fees and expenses of the Company (or for which the Company is liable) for legal, accounting, investment banking and other professional counsel in connection with the transactions contemplated hereby, but only to the extent incurred by the Company or any Affiliate thereof on or before the Closing Date.

“Competitor” means any Person that now or hereafter engages in any aspect of the Business.

      “Confidential Information” means information, whether or not patentable, copyrightable or trademarkable, regarding the Company or the Business not generally available to the public, including the following: (i) information regarding operations, assets, liabilities or financial condition; (ii) information regarding pricing, sales, sales methods, marketing, capital expenditures, costs, joint ventures, business alliances, or purchasing; (iii) information regarding employees, including their identities, responsibilities, competence and compensation; (iv) customer lists or other information regarding current or prospective customers, including information regarding their identities, contact persons and purchasing patterns; (v) information regarding current or prospective vendors, suppliers, distributors, sales representatives, distributors, licensees or other business partners, product specifications, manufacturing procedures, methods, equipment, compositions, technology; (vi) forecasts, projections, budgets, business plans, customer usages and requirements; (vii) planned or pending acquisitions, divestitures or other business combinations, and (viii) Intellectual Property, trade secrets and proprietary information.

“Contract” means any contract, lease, deed, mortgage, license, instrument, note, indenture, or other legally binding agreement, whether written or oral.

“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, which forms part of this Agreement.

“Effective Time” means 11:59 p.m. (Pacific Standard Time) on the Closing Date.

“Encumbrance” means, subject to Section 3.20(b), any mortgage, pledge, lien (statutory or otherwise), charge, hypothecation, security interest, encumbrance, assessment, charge, adverse right, interest, claim, license, covenant, title defect, option, right of first refusal or other restriction or limitation of any nature whatsoever, including any voting trust or agreement or proxies.

“Environmental Claim” means any Claim, Proceeding or written notice of noncompliance or violation arising out of, based on or resulting from (i) the Release of any Hazardous Material into the environment in contravention of any Environmental Law or Environmental Permit, (ii) circumstances forming the basis of any violation of any Environmental Law, or (iii) any claim by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the Release of any Hazardous Material into the environment.

“Environmental Law” means any Law or Governmental Order (i) relating to pollution (or the cleanup thereof) or the protection, replacement or restoration of or injury to natural resources, endangered or threatened species, human health or safety, occupational safety and health or sanitation, or the environment (including ambient air, soil, surface water or groundwater, wetlands, land surface or subsurface strata); or (ii) concerning the Release or presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, monitoring, use, reuse, treatment, generation, discharge, transportation, processing, labelling, sale, distribution, handling, production disposal, leaching, migration, emission, or remediation of any Hazardous Material, together with any Law, Environmental Permit, Governmental Order notice or demand letter issued, entered, promulgated or approved thereunder.

“Environmental Permit” means any Permit required by any applicable Environmental Law for the Business and/or the Leased Real Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity (i) a member of any “controlled group” (as defined in Code §414(b)) of which that entity is also a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of section Code §414(c)) with that entity, or (iii) a member of any affiliated service group (within the meaning of Code §414(m)) of which that entity is also a member.

“Escrow Agent” means Bank of Kansas City, N.A., as the designated escrow agent under the Escrow Agreement.

“Escrow Agreement” means that certain Escrow Agreement in the form attached hereto as Exhibit A to be entered into at Closing by and among Seller, Buyer and the Escrow Agent for the escrow of the amount referred to in Section 2.3(b)(i) to secure Seller’s obligation to pay the Withdrawal Liability, as currently estimated by the Automotive Industries Pension Fund.

“Executive Payment” means any bonus, change of control payment or other amount (including all withholding and other payroll Taxes payable by the Executive or the Company) due and payable to any Executive by the Company, Buyer or Seller upon the consummation of the transactions contemplated by this Agreement.

“Executives” means those individuals listed in Section 1.1(b) of the Disclosure Schedule.

“Export Laws” means any and all applicable Laws relating to the export of items, including products and technology, from the United States or U.S. persons to foreign nationals, including, the Arms Export Control Act and its implementing regulations, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), and the laws and regulations implemented by the U.S. Department of the Treasury, Office of Foreign Assets Control (31 C.F.R. Part 500 et. seq.), as well as to all relevant anti-boycott laws, regulations and guidelines, including Code § 999 and the regulations and guidelines issued pursuant thereto and the Export Administration Regulations, as amended from time to time, including all reporting requirements.

“Export License” means any Permit required to have been obtained by the Company in connection with the operation of the Business under any Export Law.

“Fabco Collective Bargaining Agreement” means that certain agreement, effective September 1, 2008, by and between the Company, on the one hand, and the Machinists Automotive Trades District Lodge No. 190 of

 Northern California, International Association of Machinists and Aerospace Workers, on the other hand.

“FAR” means the Federal Acquisition Regulation codified at Title 48 of the Code of Federal Regulations, and any other applicable agency supplements thereto including the Department of Defense FAR Supplement codified at Title 48 of the Code of Federal Regulations.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, applied on a consistent basis.

“Governmental Authority” means any federal, state, municipal, county, local, foreign supranational or other government, or political subdivision thereof, or any agency, department, commission, board, bureau or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order, release, or other contractual agreement of any kind, as modified by binding modification or change orders, between the Company and (a) any Governmental Authority (acting on its own behalf or on behalf of another country or international organization), (b) any prime contractor or higher-tiered contractor of any Governmental Authority, or (c) any subcontractor to the Company with respect to any Contract of a type described in clauses (a) or (b) above.  For purposes of clarity, a task order, purchase order, delivery order, or release issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

“Governmental Order” means any order, writ, judgment, injunction, plan, decree, stipulation or determination issued, made or given by any Governmental Authority, as amended or modified prior to the date hereof.

“Hazardous Material” means: (i) any chemical, material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste,” “toxic pollutant” or “toxic substance” under any provision of Environmental Law or any similar denomination intended to classify substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law; (ii) any asbestos or asbestos containing materials in any form that is or could become friable, tremolite, anthophylite, actinolite; (iii) any solvents, degreasers, heavy metals, refrigerants, nitrates, urea formaldehyde, polychlorinated byphenyls, dioxins, petroleum and petroleum products and derivatives; and (iv) any other product, byproduct, compound, substance, chemical, material or waste whose presence, characteristics, nature, quantity, intensity, existence, use, manufacture, possession, handling, disposal, transportation, Release, or effect, either by itself or in combination with other materials is injurious, dangerous, toxic, hazardous to human health, safety or welfare or any other portion of the environment or the exposure to which is now prohibited, limited or regulated by or under any Environmental Law.

“Indebtedness” means, with respect to the Company, without duplication, (i) the principal, premium (including prepayment premium or penalty), if any, and accrued interest in respect of indebtedness of the Company for money borrowed, whether or not evidenced by notes, debentures, bonds, debt security or other similar instruments and for the payment of which the Company is responsible or liable, directly or indirectly, either severally or jointly with any other Person, (ii) all obligations of the Company issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of Seller and all obligations of the Company under any title retention agreement (but excluding trade accounts payable and other accrued current Liabilities that are taken into account in the calculation of the Net Working Capital Amount), (iii) all obligations of the Company under leases required to be (or which have been) capitalized in accordance with GAAP consistent with the Company’s past practice, (iv) all obligations of the Company for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (v) any indebtedness secured by an Encumbrance on the Company's assets, (vi) any distributions, loans or advances payable to any of the Company’s Affiliates or shareholders as of the Closing which are not paid at the Effective Time, (vii) all obligations of the type referred to in the foregoing clauses (i) through (vi) of any other Person, the payment of which the Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise and (viii) in respect of any obligations of the type referred to in clauses (i) through (vi) of any Person that is secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or asset of the Company, (ix) all obligations of the Company in respect of banker’s acceptances and letters of credit, including standby letters of credit, (x) all obligations under derivative, hedging, swap, foreign exchange or similar instruments and (xi) any accrued interest, prepayment penalties and premiums on any of the foregoing.

“Indemnified Party” means any Seller Indemnified Party or any Buyer Indemnified Party.

“Indemnifying Party” means Seller or Buyer (and, with respect to any application of Section 5.9, Parent), to the extent any such Party is required to indemnify an Indemnified Party pursuant to Section 6.2 or 6.3.

“Intellectual Property” means all of the following rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (i) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law and the goodwill associated therewith, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications; (ii) all Internet domain names and websites, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Authority; (iii) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Law) and copyrightable subject matter (including all rights associated therewith), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications, all mask works and mask works registrations and all programs and software, including all source code and object code and the copyrights associated therewith; (iv) confidential information, formulas, designs, devices, technology, know-how, discoveries, research and development, inventions, methods, processes, improvements, compositions and other trade secrets, whether or not patentable; (v) patentable subject matter, patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications pending in this country or any foreign country and Patent Cooperation Treaty and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals of such patents and applications and all proprietary rights associates therewith, all shop rights and royalty rights; (vi) employee covenants and agreements respecting intellectual property and proprietary information or similar topics; and (vii) all registrations of any of the foregoing, all applications therefor, all goodwill associated with any of the foregoing and all claims for infringement or breach thereof.

“Intellectual Property Registrations” means all items of Intellectual Property of the Company that are subject to any issuance, registration (excluding any expired registration), application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including trademarks, domain names, copyrights and patents, and pending applications for any of the foregoing.

“Inventory” means all inventory of the Company held at all locations (including in transit), including raw and packing materials, work-in-progress, finished goods, supplies, parts (including spare parts, service parts or repair parts) and similar items related thereto, used or held for use by the Company (including all such items that are in transit while owned by the Company, whether to or from the Company or a Third Party at the Company’s direction) and including any such held by third parties pursuant to a bailment arrangement or otherwise.

“Knowledge” means, when used to qualify a representation, warranty or other statement of Seller in this Agreement, the knowledge that any of Al Sunderland, the Company’s President, Michael Chapman, the Company’s Controller, Tony Miller, the Company’s Vice President, Sales and Marketing, James Woodward, Parent’s Senior Vice President and Chief Financial Officer, Stephen Martin, Parent’s Senior Vice President and General Counsel, Leigh Bisaro, the Company’s Human Resources Manager, James Maniatis, Parent’s Vice President, Human Resources, and Bruce Henderson, Parent’s Corporate Director, EHS Operations, actually has with respect to the particular fact or matter that is the subject of such representation, warranty or other statement, assuming and after due inquiry.

“Laws” means any statute, code, law (including common law), executive order, ordinance, rule or regulation of any Government al Authority.

“Liability” means with respect to any Person, any liability, debt or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, matured or unmatured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is, or is required to be, accrued on the financial statements (if any) of such Person.

“Material Adverse Effect” means any event, circumstance, occurrence, development, fact or state of facts, condition, change or effect that, individually or in the aggregate, (a) has, or would reasonably be expected to have a material adverse effect on the assets, liabilities, operations, business, financial condition, results of operations or condition of the Company, (b) materially decreases, or would reasonably be expected to materially decrease, the aggregate value of the Shares or (c) prevents, materially delays or materially impedes, or would be reasonably expected to prevent, materially delay or materially impede, Seller from consummating the transactions contemplated hereby on the Closing Date; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change relating to, resulting from or arising out of regional, national or foreign political conditions or resulting from or arising out of developments or conditions in general economic or financial conditions, credit, financial or securities markets, including caused by acts of terrorism or war (whether or not declared).

“Net Working Capital Amount” means, as of the Effective Time, the amount in U.S. dollars equal to the aggregate current assets of the Company minus the aggregate current liabilities of the Company (which shall include AICP payments, as accrued as of the Effective Time), as determined in accordance with GAAP and the specified accounting policies set forth in Section 1.1(c) of the Disclosure Schedule; provided, however, that for purposes of this definition (i) current assets shall exclude Company Cash, accounts or other amounts receivable from Affiliates of the Company, and current and non-current Tax assets and (ii) current liabilities shall exclude (A) Indebtedness (including short-term portions thereof), (B) accounts payable to Affiliates of the Company, (C) current and non-current Tax Liabilities, and (D) any accrued bonus or profit sharing payment to be paid directly by Parent to employees of the Company pursuant to Section 5.8(b)(iii).

“Permit” means any consent, approval, license, registration, certification, listing, permit, franchise or similar authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Permitted Encumbrances” means (A) to the extent appropriate reserves have been established or applicable amounts payable accrued in the Final Closing Balance Sheet, (i) statutory liens for Taxes not yet due, (ii) statutory liens of carriers, warehousemen, mechanics, materialmen or other Persons arising in the ordinary course of business for sums which are not delinquent and which are not, individually or in the aggregate, material, (iii) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, and (iv) vendors’ Encumbrances on Inventory arising in the ordinary course of business; (B) statutory liens of the applicable landlord under the Leases for the Company’s performance of its obligations thereunder which are not delinquent, and (C) (i) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which are not violated by the current use and operation thereof, (ii) covenants, conditions, restrictions, easements, and other similar matters of public record affecting title to the
Leased Real Property (including the Company's leasehold interest therein) which do not materially impair the occupancy or use of thereof for the purposes for which it is currently used in conection with teh Business and (iii) Encumbrances resulting from any action taken or agreement entered into by Buyer or any of its Affiliates in connection with or following the Closing.

“Person” means an individual, partnership (general, limited or limited liability), corporation, limited liability company, joint stock company, trust, unincorporated association, joint venture, other entity or Governmental Authority.

“Post-Closing Taxes” means any Taxes for a Post Closing Tax Period.

“Post-Closing Tax Period” means the period that begins after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Taxes” means (i) any Taxes for any Pre-Closing Tax Period, and (ii) any Taxes for any Post-Closing Tax Period that are imposed on items included in income under section 481 of the Code as a result of a change of accounting method made by Parent or any Affiliate thereof (including the Company) in a Pre-Closing Tax Period to the extent (only in the case of this clause (ii)) that such Taxes are in excess of $125,000 in the aggregate.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and, with respect to a Straddle Period, the portion of the taxable period that ends on (and includes) the Closing Date.

“Principal” means an officer, director, owner, partner, or a Person having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a division or business segment; and similar positions).

“Proceeding” means any action, arbitration, audit, hearing, investigation, complaint, claim, litigation (including any investigation, discovery or other pre-litigation proceeding) or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Material into the environment or into or out of any property.

“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, accountant, financial advisor, legal counsel or other authorized representative of that Person.

“Tax” or “Taxes” means any and all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, payment for unclaimed property or escheatment, fee, assessment, levy, secondary liability, tariff, charge or duty of any kind whatsoever and any surcharge, interest, penalty, addition to tax or additional amount with respect thereto thereon imposed, assessed or collected by or under the authority of any Governmental Authority or payable under applicable Laws or under any tax-sharing agreement or any other Contract.

“Tax Return” means any return (including any information return), report, statement, information statement, schedule, notice, form, declaration, claim for refund, election, designation or any other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including supporting schedules, records and statements required to be filed with respect to Taxes.

“Taxing Authority” means the Internal Revenue Service (“IRS”) or any other Governmental Authority responsible for the collection or administration of any Tax.

“Third Party” means any Person other than a Party or any Affiliate or Representative of a Party.

“Third Party Claim” means any demand, claim, suit, action, cause of action, proceeding, assessment, lawsuit, arbitration or litigation brought by any Third Party against any Party or any other Indemnified Party, whether or not ultimately determined to be valid.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Transition Services Agreement and the other agreements, instruments and documents required to be executed and delivered at the Closing by any Party.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code.

“Withdrawal Liability” means any Liability resulting from a partial or complete withdrawal from the Automotive Pension Plan under ERISA §4203(a) and the imposition of withdrawal liability with respect thereto under ERISA §4201 and §4219.

“Working Capital Deficiency” means the amount, if any, by which the Net Working Capital Amount as determined based on the Final Closing Balance Sheet is less than the Net Working Capital Amount as determined based on the Estimated Closing Balance Sheet.

“Working Capital Excess” means the amount, if any, by which the Net Working Capital Amount as determined based on the Final Closing Balance Sheet is greater than the Net Working Capital Amount as determined based on the Estimated Closing Balance Sheet.

“Working Capital Target” means Seven Million Two Hundred Twenty-Five Thousand Dollars ($7,225,000.00).

1.2 Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have meanings set forth in the following Sections so indicated:

Term	Section
Affected Employees and Dependents	5.8(d)
AICP	5.8(b)(iii)
Balance Sheet	2.4(a)
Balance Sheet Dispute	2.4(f)(i)
Balance Sheet Objection	2.4(d)
Benefit Plan	3.14(e)
Business	Recital B of this Agreement
Buyer	Opening Paragraph of this Agreement
Buyer Indemnified Parties	6.2
CERCLA	3.18(e)
Claims Threshold Amount	6.4(b)
Closing	2.5
Closing Date	2.5
Collective Bargaining Agreements	3.12(a)(ii)
Company	Opening Paragraph of this Agreement
Company 2012 Financial Statements	2.7(a)
Company Insurance Policies	3.9
Contingent Price	2.7
Contingent Price Notice	2.7(a)
Contingent Price Resolution Period	2.7(c)
Contingent Price Review Period	2.7(b)
Estimated Closing Balance Sheet	2.4(b)
Estimated Company Cash	2.3(b)
Facility	3.18(e)
FIN 48	3.7(b)
Final Closing Balance Sheet	2.4(g)
Financial Statements	3.7(a)
Government Bid	3.28(a)
Government-Furnished Items	3.28(g)
Indemnification Cap	6.4(c)
Independent Accountants	2.4(f)(ii)
Intellectual Property Licenses	3.20(c)
Interim Financial Statements	3.7(a)
Leases	3.19(b)
Leased Real Property	3.19(b)
Material Contract	3.12(a)
Multiemployer Plan	3.14(a)
Other Benefit Plan	3.14(a)
Outstanding Contingent Price Objections	2.7(d)
New Plans	5.8(a)
Paid Company Transaction Expenses	2.3(e)
Parent	Opening Paragraph of this Agreement

Term	Section
Parent Self-Funded Plans	5.8(d)
Parties and Party	Opening Paragraph of this Agreement
Pension Plan	3.14(a)
Preliminary Closing Balance Sheet	2.4(c)
Purchase Price	2.2
Recent Balance Sheet	3.7(a)
Repaid Indebtedness	2.3(d)
Required COBRA Coverage	5.8(d)
Restricted Period	5.5
Seller	Opening Paragraph of this Agreement
Seller Indemnified Parties	6.3
Shares	Recital A of this Agreement
State Aids	3.13(d)
Statement of Contingent Price Objections	2.7(c)
Straddle Period	5.4(a)
Tax Benefit	6.5
Transfer Taxes	7.3
Transition Services Agreement	2.6(a)(ix)
Union Health Plan	5.8(c)
Welfare Plan	3.14(a)

1.3 Interpretation.  In this Agreement, unless otherwise provided herein or a clear contrary intention appears:

(a) the singular number includes the plural number and vice versa, and reference to any gender includes the other gender and the neuter, as applicable;

(b) reference to any Person includes such Person’s heirs, executors, personal representatives, successors and assigns (as applicable), to the extent that such heirs, executors, personal representatives, successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular or limited capacity excludes such Person in any other capacity or individually;

(c) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(d) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect on the date hereof or at such other time as referenced herein, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that section or other provision of such Law in effect on the date hereof or at such other time as referenced herein but no party shall have any Liability for Claims or otherwise due to any change in a Law that occurs after the Closing Date, unless expressly set forth herein;

(e) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof or any Exhibit or Schedule attached hereto, including the Disclosure Schedule;

(f) “including” (and with correlative meaning “include” and “includes”) means including, without limiting the generality of any description preceding such term, and shall be deemed to be followed by the words “without limitation”;

(g) Article and Section headings are provided for convenience of reference only and shall not affect the construction or interpretation of any provision hereof;

(h) any references to “Article”, “Section”, “Schedule” or “Exhibit” followed by a number or letter or combination of the two refers to the corresponding Article, Section, Schedule or Exhibit of or to this Agreement;

(i) all accounting terms shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP; and

(j) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, amendments or supplements thereto.

                           ARTICLE II

PURCHASE AND SALE OF SHARES

2.1 Purchase and Sale.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases, acquires and accepts from Seller, all legal and beneficial right, title and interest in and to the Shares, free and clear of all Encumbrances.

2.2 Purchase Price.  The purchase price (the “Purchase Price”) for the Shares shall be an amount equal to (a) Thirty-Five Million Dollars ($35,000,000), plus (b) the amount, if any, by which the Net Working Capital Amount as reflected on the Final Closing Balance Sheet is greater than the Working Capital Target, minus (c) the amount, if any, by which the Net Working Capital Amount as reflected on the Final Closing Balance Sheet is less than the Working Capital Target, plus (d) the amount of the Company Cash as reflected on the Final Closing Balance Sheet, plus, (e) the Contingent Price.

2.3 Payment.  The Purchase Price shall be paid as follows:

(a) Payment of Contingent Price.  Within five (5) Business Days after the Contingent Price (if any) is finally determined in accordance with Section 2.7, Buyer shall pay the Contingent Price (if any) to Seller

(b) Cash to Seller.  On the Closing Date, Buyer shall pay to or for the account of Seller the aggregate sum of (i) Thirty Five Million Dollars ($35,000,000), plus (ii) the amount of Company Cash as determined based on the Estimated Closing Balance Sheet (the “Estimated Company Cash”), plus (iii) the amount, if any, by which the Net Working Capital Amount as determined based on the Estimated Closing Balance Sheet is greater than the Working Capital Target, minus (iv) the amount, if any, by which the Net Working Capital Amount as determined based on the Estimated Closing Balance Sheet is less the Working Capital Target, minus (v) the amount of the Repaid Indebtedness, minus (vi) the amount of any Company Transaction Expenses unpaid as of the Effective Time, such net amount to be paid as follows:

(i) Two Million Fifty-Three Thousand Dollars ($2,053,000) shall be paid by wire transfer of immediately available funds to the Escrow Agent in accordance with the provisions of the Escrow Agreement; and

(ii) the balance shall be paid by wire transfer of immediately available funds to a bank account designated in writing by Seller.

(c) Payment of Adjustment Amounts.  On or before the fifth (5th) Business Day following the determination of the Final Closing Balance Sheet, the Buyer or the Seller (as applicable) shall pay the cumulative effect of the following adjustments:

(i) Working Capital Adjustment.  If there is a Working Capital Excess, Buyer shall pay to Seller the amount of such Working Capital Excess and if there is a Working Capital Deficiency, Seller shall pay to Buyer the amount of such Working Capital Deficiency;

(ii) Adjustment for Indebtedness.  If the Repaid Indebtedness is less than the Indebtedness as set forth in the Final Closing Balance Sheet, Seller shall deliver to Buyer the amount by which the Indebtedness exceeds the Repaid Indebtedness;

(iii) Adjustment for Company Transaction Expenses.  If the Paid Company Transaction Expenses are less than the Company Transaction Expenses as set forth in the Final Closing Balance Sheet, Seller shall deliver to Buyer the amount by which the Company Transaction Expenses exceeds the Paid Company Transaction Expenses; and

(iv) Adjustment for Company Cash.  If the Estimated Company Cash is less than the Company Cash as set forth in the Final Closing Balance Sheet, Buyer shall deliver to Seller the amount by which the Company Cash exceeds the Estimated Company Cash.  If the Estimated Company Cash is greater than the Company Cash as set forth in the Final

 Closing Balance Sheet, Seller shall deliver to Buyer the amount by which the Estimated Company Cash exceeds the Company Cash.

(d) Payment of Indebtedness.  On the Closing Date, Buyer shall pay, or cause to be paid, on behalf of the Company, Indebtedness in the amounts set forth in Section 2.3(d) of the Disclosure Schedule (the “Repaid Indebtedness”) as evidenced by the payoff letters attached to Section 2.3(d) of the Disclosure Schedule.

(e) Payment of Company Transaction Expenses.  On the Closing Date, Buyer shall pay, or cause to be paid, on behalf of the Company, the Company Transaction Expenses set forth in Section 2.3(e) of the Disclosure Schedule (the “Paid Company Transaction Expenses”), in accordance with the instructions contained thereon.

(f) Payment of Excess Withdrawal Liability.  If the aggregate amount of the Withdrawal Liability payments (including interest included in any partial payment) owed to the Automotive Pension Plan in order to pay such Withdrawal Liability in full as of the final date due for payment pursuant to the Escrow Agreement is in excess of the amount held pursuant to the Escrow Agreement, then the Seller shall pay an amount equal to such excess amount to the Escrow Agent, to be held under the Escrow Agreement, at such time so as to permit such additional funds to be paid to the Automotive Pension Plan no later than the final date due for payment pursuant to the Escrow Agreement.  Thereafter, Seller and Parent shall be responsible to make the payment of (or reimburse the Company for) any additional excess amount that may be determined to be payable to the Automotive Pension Plan in respect of the Withdrawal Liability.

(g) Method of Payment.  All payments under this Section 2.3 shall be made by wire transfer of immediately available funds to an account that the recipient, at least two (2) Business Days prior to the time for payment specified hereunder, has designated by written notice.  Any amounts that are finally determined (including by agreement of the Parties or pursuant to a final Governmental Order) to be due and payable to Buyer by Seller (or by Parent in its capacity as guarantor pursuant to Section 5.9) or to Seller or Parent by Buyer pursuant to this Agreement may be set off, in the sole discretion of the Party having such set-off right, against financial obligations of such Party to the other Party hereunder.

2.4 Determination of Net Working Capital Amount.

(a) Balance Sheet.  As used in this Agreement, “Balance Sheet” shall mean a schedule in the form of a balance sheet of the Company showing the net book values, as of a specified time, of the respective categories of assets and liabilities set forth in Section 2.4(a) of the Disclosure Schedule.  Each Balance Sheet shall be prepared in accordance with GAAP and Section 2.4(a) of the Disclosure Schedule and be accompanied by schedules setting forth in reasonable detail all assets and liabilities included therein.

(b) Estimated Closing Balance Sheet.  Set forth in Section 2.4(b) of the Disclosure Schedule is a Balance Sheet as of the Effective Time, which represents

Seller’s good faith estimate of the Final Closing Balance Sheet (the “Estimated Closing Balance Sheet”).

(c) Preliminary Closing Balance Sheet.  Within sixty (60) days after the Closing, Buyer and the Company shall prepare, or cause to be prepared, and deliver to Seller a Balance Sheet as of the Effective Time (the “Preliminary Closing Balance Sheet”).  The Preliminary Closing Balance Sheet shall set forth (i) the amount of the Net Working Capital Amount as reflected on the Preliminary Closing Balance Sheet, (ii) the actual amount of Indebtedness as of the Effective Time after taking into account the payments made pursuant to Section 2.3(d), (iii) the actual amount of Company Transaction Expenses as of the Effective Time after taking into account the payments made pursuant to Section 2.3(e), and (iv) the actual amount of Company Cash as of the Effective Time, and based thereon, shall be provided with Buyer’s determination of the amount of any adjustment to the Purchase Price to be paid and by whom pursuant to Section 2.3(c).

(d) Objection to Preliminary Closing Balance Sheet.  After the Preliminary Closing Balance Sheet is delivered to Seller pursuant to Section 2.4(c), Seller shall have thirty (30) days to review and respond to it in accordance with this Section 2.4(d).  If Seller determines that the Preliminary Closing Balance Sheet has not been prepared in accordance with Section 2.4(a) or Section 2.4(c), then Seller shall inform Buyer on or before the last day of such thirty (30) day period by delivering written notice to Buyer (the “Balance Sheet Objection”) (i) setting forth a specific description of the basis of the Balance Sheet Objection and the adjustments to the Preliminary Closing Balance Sheet that Seller believes should be made and (ii) only including objections based on mathematical or content errors or based on the Preliminary Closing Balance Sheet not being prepared in accordance with Section 2.4(a) or Section 2.4(c).  If no Balance Sheet Objection is delivered to Buyer within such thirty (30) day period, then Seller shall be deemed to have accepted the Preliminary Closing Balance Sheet.

(e) Response to Balance Sheet Objection.  If a Balance Sheet Objection is delivered to Buyer pursuant to Section 2.4(d), then Buyer shall have thirty (30) days to review and respond to the Balance Sheet Objection by delivering written notice to Seller specifying the scope of its disagreement with the information contained in it.  If no such written notice is delivered to Seller within such thirty (30) day period, then Buyer shall be deemed to have accepted the Balance Sheet Objection.

(f) Dispute Resolution Following Objection.

(i) Negotiation.  If Buyer delivers a written notice to Seller in response to a Balance Sheet Objection pursuant to Section 2.4(e), then Buyer and Seller shall promptly meet (in person, by telephone or otherwise) and attempt in good faith to resolve any dispute or disagreement relating to the Preliminary Closing Balance Sheet and the calculation of the Closing Amounts as of the Effective Time (the “Balance Sheet Dispute”).

(ii) Resolution by Independent Accountants.  If Buyer and Seller are unable to resolve the Balance Sheet Dispute (or any portion thereof) within forty five (45) days following the delivery of a Balance Sheet Objection to Buyer, then, at any time thereafter, Buyer or Seller may elect to have the Balance Sheet Dispute resolved by BDO USA, LLP, or another nationally recognized firm of independent public accountants as to which Buyer and Seller mutually agree (the “Independent Accountants”), which shall, acting as an expert and not as an arbitrator, determine on the basis of the standards set forth in Section 2.4(a) and Section 2.4(c), and only with respect to the remaining accounting-related differences so submitted to the Independent Accountants (and not by independent review and without regard to any objections of Seller that are not described in the Balance Sheet Objection), whether and to what extent, if any, the Closing Amounts as derived from the Preliminary Closing Balance Sheet require adjustment.  In connection with the engagement of the Independent Accountants, each Party shall execute reasonable engagement letters and supply such other documents and information as the Independent Accountants reasonably requires or as such Party deems appropriate.  The Independent Accountants shall be instructed to use every reasonable effort to perform its services within fifteen (15) days after submission of the Balance Sheet Dispute to it and, in any case, as soon as practicable after such submission.  In resolving the Balance Sheet Dispute, the Independent Accountants (A) shall utilize the criteria set forth in Section 2.4(a) and Section 2.4(c) and (B) shall not assign a value to any item greater than the greatest value for such item claimed by any Party, or less than the smallest value for such item claimed by any Party, as set forth in the Preliminary Closing Balance Sheet and the Balance Sheet Objection.

(iii) Payment of Fees of Independent Accountants.  All fees and expenses of the Independent Accountants in connection with the services provided pursuant to Section 2.4(f)(ii) shall be paid one-half by Buyer and one-half by Seller.

(g) Final Closing Balance Sheet.  As used in this Agreement, the “Final Closing Balance Sheet” shall be:  (i) the Preliminary Closing Balance Sheet if no Balance Sheet Objection is delivered to Buyer during the thirty (30) day period specified in Section 2.4(d); (ii) the Preliminary Closing Balance Sheet, adjusted in accordance with the Balance Sheet Objection, if Buyer does not provide Seller with a written notice of disagreement in response to the Balance Sheet Objection within the thirty (30) day period specified in Section 2.4(e); or (iii) the Preliminary Closing Balance Sheet, as adjusted by (A) the written agreement of Buyer and Seller and/or (B) the Independent Accountants in accordance with Section 2.4(f)(ii).

2.5 Closing.  The consummation by the Parties of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Snell & Wilmer L.L.P., One

Arizona Center, Phoenix, Arizona 85004, commencing at 10:00 a.m. (Arizona time) on September 26, 2011 (the Closing Date”).

2.6 Closing Deliveries.

(a) At the Closing, Seller shall deliver to Buyer the following:

(i) a certificate of good standing of the Company issued by the Delaware Secretary of State within ten (10) days of the date of this Agreement, and a certificate of good standing of the Company issued by the California Secretary of State within ten (10) days of the date of this Agreement;

(ii) a certificate of the Secretary of the Company certifying that attached thereto is (A) a true and complete copy of resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby and (B) a true and complete copy of the bylaws of the Company;

(iii) a certificate of the Secretary of each of Seller and Parent certifying that attached thereto is a true and complete copy of resolutions adopted by the board of directors of Seller or Parent, as applicable, authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller or Parent, as applicable, is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(iv) a true and complete copy of the charter of the Company, certified as of a recent date by the appropriate Governmental Authority of the jurisdiction of incorporation of the Company;

(v) incumbency certificates relating to each person executing any document executed and delivered to Buyer pursuant hereto, in form and substance reasonably satisfactory to Buyer;

(vi) the original stock certificates representing the Shares together with a stock power, in form and substance reasonably satisfactory to Buyer, for the assignment and transfer of the Shares to Buyer, duly executed by Seller;

(vii) a general release of claims against the Company in the form attached hereto as Exhibit B-1, duly executed by Seller and Parent;

(viii) the Escrow Agreement;

(ix) a transition services agreement in the form attached hereto as Exhibit C (the “Transition Services Agreement”), duly executed by Seller and Parent;

(x) the resignations of Richard F. Dauch, James H. Woodward Jr., Stephen A. Martin, and Matthew A. Freeman, as directors and/or officers, as the case may be, of the Company, effective as of the Effective Time, in form and substance reasonably satisfactory to Buyer, duly executed by such persons;

(xi) an affidavit of Seller, in form and substance reasonably satisfactory to Buyer, to the effect that Seller is not a “foreign person,” “foreign corporation,” “foreign partnership,” “foreign trust” or “foreign estate” under Code § 1445 and containing all such other information as is required to comply with the requirements of such Section, so that Buyer is exempt from withholding any amounts from the Purchase Price payable hereunder;

(xii) evidence of the release of all Encumbrances on the assets of the Company (other than Permitted Encumbrances) in form and substance reasonably acceptable to Buyer;

(xiii) sales and unemployment tax clearances (provided that if such Tax clearances are not available as of the time of Closing, Seller shall deliver such Tax clearances to Buyer within one (1) Business Day after Seller’s receipt thereof from the applicable Governmental Authorities).

(b) At the Closing, in addition to the payments to be made by Buyer pursuant to Section 2.3, Buyer shall deliver to Seller the following, in each case duly executed by Buyer or the applicable Buyer-related party:

(i) a certificate of the Secretary of Buyer certifying that attached thereto is a true and complete copy of resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(ii) incumbency certificates relating to each person executing any document executed and delivered to Seller pursuant hereto, in form and substance reasonably satisfactory to Seller;

(iii) a general release of claims against Seller, Parent and their Affiliates in the form attached hereto as Exhibit B-2;

(iv) the Escrow Agreement; and

(v) the Transition Services Agreement

2.7 Contingent Purchase Price.  Subject to the provisions of this Section 2.7, Buyer shall pay Seller a cash amount equal to (a) the amount by which the Company 2012 EBITDA exceeds Seven Million Dollars ($7,000,000); provided that in no event shall the maximum amount payable by Buyer to Seller pursuant to this Section 2.7 exceed Two Million Dollars ($2,000,000) (such amount, as finally determined pursuant to this Section 2.7, being the “Contingent Price”).  The Contingent Price shall be determined and paid in accordance with the following provisions of this Section 2.7:

(a) The Company shall prepare the Company’s financial statements for the 2012 fiscal year ended December 31, 2012 (at the conclusion of such period consistent with past practice of the Company) in accordance with GAAP and Section 2.7(a) of the Disclosure Schedule.  The Company shall have the Company’s 2012 financial statements audited by a certified public accounting firm selected by the Company.  The Company shall use commercially reasonable efforts to have such audit completed and the resulting audit report delivered no later than April 30, 2013, and in any event, the Company shall cause such audit to be completed and the resulting audit report delivered no later than September 30, 2013.  Within five (5) Business Days following its receipt of such audit report and related 2012 financial statements of the Company (the “Company 2012 Financial Statements”) and in any event no later than September 30, 2013, the Company shall deliver a copy of the Company 2012 Financial Statements to Buyer and Seller together with written notice, based on such financial statements, of the Company 2012 EBITDA and calculation of the Contingent Price (such financial statements and written notice being the “Contingent Price Notice”).

(b) Buyer and Seller shall have forty-five (45) days from the date of receipt of the Contingent Price Notice (the “Contingent Price Review Period”) to review the Company 2012 Financial Statements and the Company’s calculations of the Company 2012 EBITDA and the Contingent Price.  During the Contingent Price Review Period, the Company shall provide Buyer, Seller and their Representatives with reasonable access to the relevant books and records of the Company (including work papers prepared by the Company’s in-house and outside accountants) relating to the preparation of the Company 2012 Financial Statements and to the Company’s relevant personnel as Buyer or Seller may reasonably request for the purpose of reviewing the Company 2012 Financial Statements and compliance with the provisions of this Section 2.7; provided that such access shall be during normal business hours and shall be in a manner that does not unreasonably interfere with the normal business operations of the Company.

(c) On or prior to the last day of the Contingent Price Review Period, Buyer or Seller (or both) may object to the Company’s determination of the Company 2012 EBITDA and the Contingent Price as set forth in the Contingent Price Notice by delivering to the other Parties a written statement setting forth such Party’s objections in reasonable detail, indicating each disputed item or amount and the basis for such Party’s disagreement therewith (each, a “Statement of Contingent Price Objections”).  To the extent Buyer and Seller each fails to deliver a Statement of Contingent Price Objections before the expiration of the Contingent Price Review Period, the Company’s determination of the Company 2012 EBITDA and the Contingent Price contained in the Contingent Price Notice shall be deemed to have been accepted by Buyer and Seller.  If either Buyer or Seller (or both) delivers a Statement of Contingent Price Objections before the expiration of the Contingent Price Review Period, Buyer and Seller shall negotiate in good faith to resolve the objections stated therein within thirty (30) days after the date of delivery to the Parties of any Statement of Contingent Price Objections (the “Contingent Price Resolution Period”), and, if the same are so resolved within the Contingent Price Resolution Period, the Company’s determination of the Company 2012 EBITDA and the Contingent Price contained in the Contingent Price Notice, with such changes as are agreed to in writing by Buyer and Seller, shall be final and binding on the Parties.

(d) If Seller and Buyer fail within the Contingent Price Resolution Period to reach an agreement with respect to all of the objections set forth in any Statement of Contingent Price Objections, then the objections of Buyer or Seller (or both), as applicable, that remain unresolved (the “Outstanding Contingent Price Objections”) shall be submitted for resolution to the Independent Accountants who, acting as experts and not arbitrators, shall resolve the Outstanding Contingent Price Objections in the manner described in Section 2.4(f)(ii) and, based on such resolution, shall make applicable adjustments to the determination of the Company 2012 EBITDA and the related determination of the Contingent Price.  Each of Seller and Buyer shall pay fifty percent (50%) of the fees and expenses of the Independent Accountants engaged for the purposes of this Section 2.7(d).

(e) Seller and Buyer shall use commercially reasonable efforts to cause the Independent Accountants to make a written determination with respect to the Outstanding Contingent Price Objections and any corresponding adjustments to the Company’s determination of the Company 2012 EBITDA and the related determination of the Contingent Price as soon as practicable, and in any event within thirty (30) days, after their engagement.  The Independent Accountants’ resolution of the Outstanding Contingent Price Objections and related adjustments (if any) to the Company 2012 EBITDA and the related determination of the Contingent Price shall be final, conclusive and binding upon the Parties.

(f) Buyer covenants and agrees that, following the Closing Date and throughout the 2012 calendar year, Buyer shall cause the Company to, (i) maintain separate financial statements for the Business such that the Company 2012 EBITDA can be prepared as set forth herein and (ii) use commercially reasonable efforts to maintain the Business.

(g) Notwithstanding any other provision of this Agreement to the contrary, if, before the end of the 2012 calendar year, the Company, Buyer or the Business is sold to a Third Party for total consideration in excess of Thirty Five Million Dollars ($35,000,000), whether through a stock sale, merger, reorganization, recapitalization or other similar transaction involving the Company or Buyer or a sale of substantially all of the assets of the Company, the full Contingent Price shall be deemed to have been earned by Seller and shall be payable by Buyer to Seller on the date of completion of such sale; provided, however that the amount of the Contingent Price shall be the lesser of (i) fifty percent (50%) of the amount by which the total consideration in such sale transaction exceeds Thirty Five Million Dollars ($35,000,000), and (ii) Two Million Dollars ($2,000,000).  Notwithstanding any other provision of this Agreement to the contrary, if, before the end of the 2012 calendar year, the Company, Buyer or the Business is sold to a Third Party for total consideration which is less than or equal to Thirty Five Million Dollars ($35,000,000), whether through a stock sale, merger, reorganization, recapitalization or other similar transaction involving the Company or Buyer or a sale of substantially all of the assets of the Company, no Contingent Price shall be payable by Buyer to Seller.

2.8 Purchase Price Allocation.  The amount of the Purchase Price allocated to the noncompetition provisions contained in Section 5.6 shall be Fifty Thousand Dollars ($50,000.00), and the remainder of the Purchase Price shall be allocated to the Shares for all purposes (including all tax and financial accounting purposes) in accordance with the applicable provisions of the Code.  Each Party shall file all Tax Returns (including amended returns and claims for refund) in a manner reflecting such Purchase Price allocation.

2.9 Reimbursement for Certain Payments.  In the event that after the Effective Time Seller (and/or Seller’s Affiliates) receive any payment belonging to Buyer or the Company, Seller (and/or Seller’s Affiliates) shall hold such payment in trust for Buyer or the Company, as applicable and remit such payment to Buyer or the Company, as applicable, in the form received within five (5) Business Days of receipt of such payment.  In the event that after the Effective Time the Company receives any payment belonging to Seller or Parent, the Company shall hold such payment in trust for Seller or Parent, as applicable and remit such payment to Seller or Parent, as applicable, in the form received within five (5) Business Days of receipt of such payment.

                        ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof.

3.1 Organization and Qualification of Seller, Parent and Company.  Each of Seller, Parent and the Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as and where currently conducted.  The Company has qualified as a foreign entity, and is in good standing, under the Laws of all jurisdictions where the nature of its business or the nature or location of its assets requires such qualification.

3.2 Authority of Seller and Parent.  Each of Seller, Parent and the Company has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby, and each of Seller and Parent has full corporate power and authority to enter into the other Transaction Documents to which it is a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby.  The execution and delivery by Seller, Parent and the Company of this Agreement, the performance by Seller, Parent and the Company of their respective obligations hereunder and the consummation by Seller, Parent and the Company of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Seller, Parent and the Company.  The execution and delivery by each of Seller and Parent of any other Transaction Document to which it is a party, the performance by each of Seller and Parent of its obligations thereunder and the consummation by each of Seller and Parent of the transactions contemplated thereby have been duly authorized by all requisite action on the part of each of Seller and Parent.  No further corporate act or proceeding is necessary to authorize this Agreement or any other Transaction Document to which each of Seller and Parent is a party, the performance by Seller, Parent and the Company of their respective obligations hereunder, the performance by each of Seller and Parent of its obligations under any other Transaction Document to which it is a party, the consummation by Seller, Parent and the Company of the transactions contemplated hereby, and the consummation by each of Seller and Parent of the transactions contemplated by any other Transaction Document to which each of Seller and Parent is a party.  This Agreement has been duly executed and delivered by Seller, Parent and the Company, and (assuming due authorization, execution and delivery by Buyer) constitutes a legal, valid and binding obligation of Seller, Parent and the Company, enforceable against Seller, Parent and the Company in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Upon their execution and delivery by each of Seller and Parent at the Closing, (and assuming their due authorization, execution and delivery by Buyer), the other Transaction Documents to which each of Seller and Parent is a party shall constitute legal, valid and binding obligations of Seller enforceable against each of Seller and Parent in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

3.3 No Conflicts.  The execution, delivery and performance by Seller, Parent and the Company of this Agreement and the execution, delivery and performance by Seller and Parent  of the other Transaction Documents to which Seller or Parent is a party, and the consummation of the transactions contemplated hereby and thereby, do not (a) conflict with or result in a violation or breach of, or default under (or an event that, with or without notice or lapse of time or both, would constitute a default under), any provision of the certificate of incorporation or bylaws of Seller, Parent or the Company, (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, Parent or the Company, (c) subject to obtaining the consents referred to in Section 3.4, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both,would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Seller, Parent or the Company is a party or by which Seller, Parent or the Company is bound, or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the Shares or on any of the assets of the Company.

3.4 Notices and Consents.  Except as set forth in Section 3.4 of the Disclosure Schedule, no consent, authorization, exemption, order or approval of, or filing or registration with or giving of notice to, any Governmental Authority or other Person is required for the entry by Seller, Parent or the Company into this Agreement or the consummation by Seller, Parent or the Company of the transactions contemplated hereby.

3.5 Charter Documents.  True and complete copies of the currently effective Certificate of Incorporation and all amendments thereto, the bylaws, as amended and currently in force, all stock ownership records, and corporate minute books and records of the Company in the possession of Seller, Parent or the Company have been made available for inspection by Buyer and are being delivered to the Buyer in connection with the Closing.

3.6 Capitalization of the Company; Title to Shares.

(a) As of the date of this Agreement, the authorized capital of the Company consists of 10,000 shares of common stock, par value $.01 per share.  No such shares of capital stock are issued and outstanding except 10,000 shares are issued and outstanding and held beneficially and of record by Seller, free and clear of any Encumbrance.  The Shares are validly issued, fully-paid, non-assessable, have been issued in compliance with all applicable Laws and are not subject to nor issued in violation of any preemptive, antidilution or similar rights or rights of first refusal.  The Company has no other class or series of authorized, issued or outstanding shares of capital stock.

(b) There are no options, rights, warrants, calls or other outstanding securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, nor any outstanding subscriptions, options, rights, warrants, calls, rights of first refusal or offer, or other Contracts, agreements or commitments (contingent or otherwise) obligating the Company to issue or transfer from treasury any shares of its capital stock or to issue, grant or sell other securities of the Company or securities convertible into or exchangeable for shares of its capital stock; and there are no subscriptions, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating or permitting the Company to purchase or otherwise acquire the securities of any other Person.

(c) Except for Buyer’s rights as provided in this Agreement, no Person has any right (including any preemptive right, right of first offer or right of first refusal) to acquire any interest in the Shares, or any of them.  The transactions contemplated by this Agreement shall vest in Buyer at the Closing all legal and beneficial right, title and interest in and to the Shares, free and clear of any Encumbrance (other than

Encumbrances created or agreed to in writing by Buyer), which Shares shall constitute all of the issued and outstanding shares in the capital stock of the Company as of the time of Closing.  There are no (i) shares of capital stock reserved for issuance, outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company and or (ii) voting trusts, proxies or any other agreements or understandings with respect to the voting of the Shares

(d) The Company does not own any shares, limited liability company interests, partnership interests or other equity ownership interest in any entity, nor does the Company own any options, rights, warrants, calls or other outstanding securities convertible into or exercisable or exchangeable for any such shares, limited liability company interests, partnership interests or other equity ownership interest in any entity, nor is the Company a party to any Contract, commitment, understanding or arrangement (contingent or otherwise) obligating the Company to purchase any such interest.

3.7 Financial Matters.

(a) Section 3.7 of the Disclosure Schedule contains copies of the unaudited balance sheets, statements of income and retained earnings and statements of cash flows of the Company as of and for the years ended December 31, 2008, December 31, 2009 and December 31, 2010, and copies of the unaudited balance sheet (the “Recent Balance Sheet”) and statements of income and cash flows of the Company as of August 31, 2011 and for the eight (8)-month period then ended (the “Interim Financial Statements”, and collectively with the above-noted annual financial statements, the “Financial Statements”).  The Financial Statements (A) are correct and complete in all material respects; (B) are prepared from and consistent with such financial statements as have been prepared and used by the Company in the ordinary course of managing its business and measuring and reporting its operating results; (C) are prepared in accordance with GAAP and with the books and records of the Company; and (D) fairly present in all material respects the assets, Liabilities, financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated; except in the case of the Interim Financial Statements, for (i) normal year-end adjustments, and (ii)the omission of notes and schedules required by GAAP.

(b) The Company (i) has adequately provided for or accrued, on its books of account and related records, Liability for all unpaid Taxes, and (ii) is in compliance with Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”).

(c) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) To Seller’s Knowledge, no fraud has occurred or is occurring, whether or not material, that involves management or employees of the Company who have a significant role in the internal control over financial reporting of the Company.  Neither Seller nor the Company has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable or fraudulent accounting or auditing practices.

3.8 Title to and Condition of Assets.

(a) Except as disclosed in Section 3.8(a) of the Disclosure Schedule, the Company has good, valid and marketable title to all of its assets (tangible and intangible), which assets shall, as of the time of, and immediately after giving effect to, the Closing, be free and clear of any Encumbrances, other than Permitted Encumbrances.  The foregoing representation and warranty shall not apply to the Company’s title to its Intellectual Property, which is dealt with exclusively in Section 3.20(b).  Except to the extent caused by the acts of Buyer or any of its Affiliates (including the Company’s granting of any security interest in any of the assets to any lender based on the direction of Buyer or any of its Affiliates), the Company’s title to its assets will not be affected by the transactions contemplated hereby.  None of the Company’s assets is subject to recovery by any previous owner of such property under any theory of Law or contractual right.

(b) Except as set forth in Sections 3.8(b) and 3.28(g) of the Disclosure Schedule, the Company is not using any assets or rights that are not owned, licensed or leased by it.  Except as set forth in Sections 3.8(b) of the Disclosure Schedule, all tangible assets (real and personal) owned or utilized by the Company are in good operating condition and a state of good maintenance and repair, ordinary wear and tear excepted, free from any patent defects (except for such minor defects as do not interfere with the use thereof in the conduct of the normal operations of the Company), suitable for the purposes used, have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the business of the Company as conducted during the preceding twelve (12) months.

3.9 Insurance.  Section 3.9 of the Disclosure Schedule contains a list of policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by or on behalf of the Company as of the date of this Agreement (“Company Insurance Policies”).  All Company Insurance Policies are, as of the date of this Agreement, in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound and (b) for such amounts, with such deductibles and against such risks and losses, as are reasonable for the businesses, assets and properties of the Company.  All premiums due for Company Insurance Policies covering all periods up to and including the Closing Date have been paid.  The Company has not failed to give any notice or present any material claim thereunder in due and timely fashion.  There are no pending claims against any such Company Insurance Policy by the Company as to which the insurers have denied coverage or otherwise reserved rights.  The Company has not been refused any insurance with respect to the Company’s businesses, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance with which it has carried insurance since the Company Acquisition Date.  Except as disclosed on Section 3.9 of the Disclosure Schedule, there are no risks with respect to the Company’s assets or business which the Company has designated as being self-insured.  The Company has not received any written notice of cancellation or non-renewal of any Company Insurance Policy and all such policies will remain in full force and effect immediately following the consummation of the transactions contemplated by this Agreement; provided, however, that to the extent any Company Insurance Policy is not owned by the Company, such Company Insurance Policy shall cease to insure or otherwise apply to the Company for matters occurring after the Closing Date.

3.10 Taxes.  Except as disclosed in Section 3.10 of the Disclosure Schedule:

(a) all income Tax Returns and other material Tax Returns required to be filed by or with respect to the Company prior to the date hereof (or prior to the Closing Date) have been (or will be) timely filed, and all such Tax Returns are true, correct, and complete in all material respects and were prepared in material compliance with all applicable Laws;

(b) all Taxes payable by the Company prior to the date hereof (or prior to the Closing Date) have been (or will be) timely paid in full;

(c) The Company, Seller, and their Affiliates have complied with all applicable Laws relating to the withholding of Taxes and have paid to the proper Taxing Authority on a timely basis all Taxes required to have been withheld and paid;

(d) the Company has determined, assessed and measured the benefits of all material Tax positions taken in any income Tax Return for any period covered by FIN 48, including all significant uncertain positions reflected in such Tax Returns that may be subject to assessment or challenge by any Taxing Authority;

(e) no audit or other Proceeding has been conducted or issue raised (and none is currently pending or proposed or threatened in writing) by any Taxing Authority in connection with any Tax Returns or Taxes of the Company; except as set forth in Section 3.10 of the Disclosure Schedule, no extension of the time for filing any Tax Return of the Company, and no waiver or extension of any statute of limitation for the assessment or collection of any Tax of the Company, has been given by or requested from the Company; and all deficiencies asserted or assessments made as a result of any examinations of Tax Returns previously filed by or on behalf of the Company (i) have been fully paid or (ii) are disclosed in Section 3.10 of the Disclosure Schedule and (A) are fully reflected as Liabilities in the Financial Statements, or (B) are being contested and adequate reserves therefor have been established and are fully reflected as liabilities in the Financial Statements;

(f) there are no Encumbrances with respect to Taxes on any of the properties of the Company, other than Permitted Encumbrances;

(g) the Company has not made any payments and is not obligated to make any payments that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Code § 280G, and the execution of and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any “excess parachute payments” (as so defined);

(h) the Company is not, and has not been within the five (5)-year period ending as of the Closing Date, a United States real property holding corporation (as defined in Code § 897(c)(2)); Seller is not a “foreign person” within the meaning of Code Section 1445; and all transactions among the Company and its Affiliates have been conducted at arm’s-length and have complied with Code § 482 and similar provisions of foreign law;

(i) The Company is not a party to any joint venture, partnership, limited liability company, or other arrangement or contract that could be treated as a partnership for U.S. Tax  purposes;

(j) The Company is a member of an Affiliated Group of corporations of which Parent is the common parent and, since the Company Acquisition Date, has not been a member of any other Affiliated Group filing a combined, consolidated, or unitary Tax Return;

(k) the Company (i) is not a party to or bound by any Tax allocation, sharing, indemnification, or similar agreement and (ii) does not have any liability for the Taxes of any Person (other than the Company) under Treasury Regulation §1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract, or otherwise;

(l) no Taxing Authority with which the Company does not file Tax Returns has asserted in writing that the Company is or may be required to pay Taxes to or file Tax Returns with that Taxing Authority;

(m) the Company (i) is not a party to any “closing agreements” described in Code § 7121 (or any comparable provision of state, local or foreign Tax Law); and (ii) has not requested or received any Tax ruling or Tax determination, in either case that would have continuing effect after the Closing Date;

(n) except as disclosed in Section 3.10 of the Disclosure Schedule, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of:  (i) any intercompany transactions or excess loss accounts described in Treasury regulations under Code § 1502 (or any similar provision of state, local, or foreign Tax Law) made or arising on or prior to the Closing Date, (ii) any adjustment under Code § 481 by reason of a change in accounting method made on or prior to the Closing Date; (iii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing Date, or (v) any cancellation of indebtedness of the Company on or prior to the Closing Date.

(o) the Company is not and has not been a party to, or a promoter of, a “reportable transaction” within the meaning of Code §6707A(c)(1) and Treasury Regulation Section 1.6011-4(b); and

(p) the Company has not been the “distributing corporation” or the “controlled corporation” with respect to a transaction described in Code § 355 within the five (5)-year period ending as of the Closing Date.

3.11 Conduct of Business.  Except as disclosed in Section 3.11 of the Disclosure Schedule, since December 31, 2010, the Company has conducted its business in the ordinary course of business, consistent with past practice and, without limiting the generality of the foregoing, has not:

(a) sold, transferred, licensed or otherwise disposed of any asset or property, except for (i) sales of inventory and for transfers of cash in payment of the Company’s liabilities all in the ordinary course of business, (ii) dispositions of unusable or obsolete equipment, supplies and inventory in the ordinary course of business, and (iii) distributions of Company Cash to Seller or Parent;

(b) suffered any material loss, damage, destruction or any material interruption in use, of any assets or property of the Company (whether or not covered by insurance);

(c) experienced a Material Adverse Effect;

(d) increased the compensation, salaries, commissions or wages payable to or to become payable to any employee of the Company, including any bonus or other employee benefit granted, made or accrued in respect of such employee (including any such increase or change pursuant to any Benefit Plan or other commitment), other than in the ordinary course of business consistent with past practices;

(e) (i) adopted, or entered into or amended or terminated, any Benefit Plan (or any other plan, agreement or arrangement that would, if existing on the date of this Agreement, be considered a Benefit Plan) or (ii) entered into or amended any Collective Bargaining Agreement;

(f) made any change in its financial or Tax accounting methods, principles or practices, except as required by GAAP or applicable Law;

(g) delayed or postponed its accounts payable past their due date or accelerated the collection of its accounts receivable, in either case outside of the ordinary course of business;

(h) made any loan to, guaranteed any indebtedness of or otherwise incurred indebtedness on behalf of any Person;

(i) amended, terminated, cancelled, released or waived any material right or claim of the Company;

(j) redeemed, purchased or otherwise acquired, directly or indirectly, any Shares or other securities of the Company;

(k) amended or restated any organizational document of the Company;

(l) issued, or entered any agreement to issue, any equity interests in the Company, or options, warrants or other rights of any kind to acquire any such equity interests, whether by purchase or conversion or exchange of other equity interests or other securities;

(m) merged or consolidated with, acquired an interest in or acquired a substantial portion of the assets or business of any Person, or otherwise acquired any material assets.

(n) (i) except for any Indebtedness to be paid off at the Closing, incurred, assumed or guaranteed any Indebtedness or (ii) made any loan or advance other than advances for travel and entertainment to the Company’s employees in the ordinary course of business;

(o) entered into, amended or terminated any Contract relating to employment other than in the ordinary course of business; entered into, amended or terminated any Contract between the Company and any shareholder, director or officer of the Company (or with any relative, beneficiary, spouse or Affiliate of any such person); entered into, amended or terminated any material Contract to which the Company is a party;

(p) settled or compromised any Proceeding other than settlements or compromises of Proceedings where the amount paid in settlement or compromise does not exceed $50,000 individually, or $100,000 in the aggregate, for all such Proceedings and which do not involve any other obligation of or restriction on the Company whatsoever, other than a customary release with respect to such Proceeding;

(q) (i) made, changed or revoked any material Tax election, (ii) entered into any Tax sharing or Tax indemnity agreement, (iii) settled or compromised any Tax claim, notice, audit report or assessment, (iv) filed any amended Tax Return, (v) changed any Tax accounting periods or methods or (vi) surrendered any claim for a refund of Taxes;

(r) without limitation by the enumeration of any of the foregoing, entered into any material transaction other than in the ordinary course of business; or

             (s) entered into or amended any Contract, commitment or arrangement to do any of the foregoing.

3.12 Material Contracts.

(a) Section 3.12 of the Disclosure Schedules lists each of the following Contracts currently in effect to which the Company is a party or by which it is bound (each, a “Material Contract”):

(i) all Contracts for the employment for any period of time or in regard to the employment, or restricting the employment, of any employee of the Company, including severance agreements, but excluding letters or other documentation with respect to any Company employee employed on an “at-will” (or equivalent) basis;

(ii) all collective bargaining agreements, labor agreements or other similar Contracts with any union, guild, shop committee, employee association or other labor group (collectively, “Collective Bargaining Agreements”);

(iii) all Contracts that (A) restrict in any manner the Company’s or any employee of the Company’s right to compete with any Person, conduct any line of business, or solicit any employee, customer or other Person, (B) restrict the right of any other Person to compete with the Company, conduct any line of business, or solicit any employee or customer of the Company, (C) relate to the location of employees or a minimum number of employees to be employed by the Company or (D) contain “most favored nation,” “most favored customer” or similar provisions;

(iv) all Contracts between the Company, on the one hand, and any of its Affiliates, officers or directors, on the other hand;

(v) all Contracts which cannot be cancelled by the Company without penalty or without more than ninety (90) days advance notice;

(vi) all Contracts for the repair, maintenance or service of any of the Company’s assets where the annual service charge to the Company under any such Contract exceeds $50,000;

(vii) all loan or credit agreements, pledge agreements, notes, security agreements, mortgages, performance or other type of bonds, debentures, indentures, factoring agreements, letters of credit or other evidence of Indebtedness, but excluding any such agreement or instrument that will be terminated in connection with the payoff of Indebtedness of the Company at Closing;

(viii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, marketing consulting or advertising Contracts;

(ix) all Government Contracts and Government Bids;

(x) all Contracts relating to the Company’s ownership of or investment in any Person, including partnership, joint venture or similar Contracts;

(xi) all Contracts for the lease or use of personal property (whether as lessor or lessee);

(xii) all Contracts relating to the purchase of Inventory involving any remaining consideration, termination charge or other expenditure in excess of $50,000 to any one supplier or group of affiliated suppliers;

(xiii) all Contracts relating to the sale of goods or services by the Company that aggregate in excess of $50,000 to any one customer or group of affiliated customers;

(xiv) all guarantees of the payment or performance of any Person, agreement to indemnify any Person (except under Contracts entered into by the Company in the ordinary course of business) or to act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any Person;

(xv) all consulting, development, joint development or similar Contracts relating to, or any Contract requiring the assignment of any interest in, any of the Company’s Intellectual Property;

(xvi) all Contracts relating to any individual capital expenditure or group of related capital expenditures having a value of more than $50,000;

(xvii) all  Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;

(xviii) all Contracts requiring the Company to indemnify or hold harmless any of its directors, officers, employees, Affiliates or agents or any other Person; and

(xix) all other Contracts which individually provide for the receipt or expenditure of more than $50,000.

(b) Each Material Contract is the result of a bona fide, arm’s length transaction and is valid, binding and enforceable against the Company and to the Knowledge of Seller, each other party thereto in accordance with its terms and is in full force and effect (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Except as provided in Section 3.12(b), of the Disclosure Schedule, (i) neither the Parties’ entry into this Agreement nor the consummation of the Closing in accordance with the provisions hereof shall give any party to any Material Contract the right to terminate or modify such Material Contract, and (ii) neither the Company nor, to Seller’s Knowledge, any other party thereto is in breach of or default in any material respect under (or is alleged to be in breach of or default in any material respect under, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a material default), or has provided or received any notice of any intention to terminate or materially modify, any Material Contract.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.  There are no disputes pending or, to Seller’s Knowledge, threatened under any Material Contract.

3.13 Permits; Compliance with Law.

(a) The Company possesses all Permits required in order for the Company to lawfully conduct the Business as presently conducted and to own and operate its assets as presently owned and operated.  All such Permits are listed in Section 3.13(a) of the Disclosure Schedule, are in full force and effect, will not be affected or made subject to any loss, limitation or obligation to reapply as a result of the consummation of the transactions contemplated hereby and no event has occurred which, with notice or the lapse of time or both, would constitute a material default thereunder or material violation thereof.  Since the Company Acquisition Date, the Company has not received any notice of the pending or threatened revocation, suspension, lapse or limitation of any such Permit.  Except as disclosed in Section 3.13(a) of the Disclosure Schedule, the Company is and at all times has been since the Company Acquisition Date in material compliance with all such Permits and with all Laws and Governmental Orders applicable to the Company and the Business.  The foregoing representations and warranties set forth in this Section 3.13(a) shall not apply to (i) environmental matters, which are exclusively provided for in Section 3.18, (ii) matters related to Taxes, which are exclusively provided for in Section 3.10, or (iii) matters related to Benefit Plans, which are exclusively provided for in Section 3.14.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, since the Company Acquisition Date, the Company has not received written notice of any violation or alleged violation of any Laws or Governmental Orders and to Seller’s Knowledge, there are no facts or circumstances which could form the basis for any such violation.  Since the Company Acquisition Date, all reports, filings and returns required to be filed by or on behalf of the Company with any Governmental Authority have been filed and, when filed, were correct and complete in all material respects.

(c) Neither the Company nor any Affiliate, nor to the Knowledge of Seller, any director, officer, employee or other authorized representative of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured by the Company, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or (iv) in violation of any Law or (b) established or maintained any fund or asset with respect to the Company that has not be recorded in the books and records of the Company.

(d) Section 3.13(d) of the Disclosure Schedule contains a correct and complete list of all material public grants , allowances, state aids and other subsidies  of whatever kind received by, granted to or applied for by the Company during a period of three (3) years prior to the date hereof (“State Aids”).  Except as set forth in Section 3.13(d) of the Disclosure Schedule, the Company (i) is in all material respects in compliance with its obligations under the State Aids and (ii) is not obliged to repay the State Aids received, or any material parts thereof, as a result of any failure to comply with the terms and conditions of any such State Aid.  No Proceedings regarding a revocation or withdrawal or cancellation of a State Aid are pending or, to Seller’s Knowledge, have been threatened against the Company in writing.  No State Aid received or applied for by the Company will have to be repaid in whole or in part due to the execution or performance of this Agreement or the transactions contemplated herein.

3.14 Employee Benefits.  Except as disclosed in Section 3.14 of the Disclosure Schedule:

(a) Neither the Company nor any ERISA Affiliate maintains, administers, contributes to or has any Liability with respect to (i) any employee pension benefit plan, as defined in ERISA §3(2), (“Pension Plan”), including any multiemployer plan, as defined in ERISA §3(37) (“Multiemployer Plan”), (ii) any employee welfare benefit plan, as defined in ERISA §3(1) (“Welfare Plan”), or (iii) any other bonus, deferred compensation, stock purchase, stock option, severance plan, salary continuation, vacation, sick leave, fringe benefit, incentive, insurance, welfare or similar plan or arrangement (“Other Benefit Plan”).  Section 3.14 of the Disclosure Schedule identifies which plans are sponsored or maintained by the Company.

(b) Except as required by Code §4980B, Part 6 of Subtitle B of Title I of ERISA, applicable state Law, or as agreed to in Section 5.8(d), neither the Company nor any ERISA Affiliate has promised any current or former employee of the Company, or any dependent or beneficiary thereof, coverage under any retiree or post-employment welfare benefit plan.

(c) With respect to each Multiemployer Plan, (i) no act or omission has occurred which could subject the Company to any Liability, and (ii) all contributions due with respect to such plan have been paid in full.

(d) Neither the execution and delivery of this Agreement nor the performance of the transactions contemplated hereby, will, by itself or in connection with any other event related to such transactions (other than an event caused or permitted by Buyer or the Company to occur after Closing), cause the acceleration of vesting in, or payment of, any benefits under any Benefit Plan or otherwise accelerate or increase any Liability under any Benefit Plan.

(e) With respect to each Pension Plan, Welfare Plan and Other Benefit Plan with respect to which the Company has or may have any Liability (each, a “Benefit Plan”):

(i) each Benefit Plan complies, in form and operation, in all material respects, with all applicable Laws, including ERISA and the Code, each Benefit Plan has been administrated in material compliance with its terms, all premiums for coverage or other contributions due under each Benefit Plan required to be paid by the Company or any ERISA Affiliate have been paid on a timely basis, and no act or omission has occurred which could subject to the Company to any excise tax under the Code or require the Company to indemnify any individual for such excise tax;

(ii) each Pension Plan that is intended to qualify under Code §401(a) meets all requirements for qualification under Code §401(a) and the Treasury Regulations thereunder; and a favorable determination as to the qualification under the Code of each of the Pension Plans intended to comply with Code §401(a) has been made by the IRS; Seller or the Company has made available to Buyer a copy of the most recent favorable determination letter issued by the IRS concerning such Pension Plan’s qualification; and nothing has occurred since the date of such favorable determination letter that would result in the loss of such qualified status;

(iii) all reports and information relating to each Benefit Plan required to be filed with any Governmental Authority have been timely filed, all material reports and information relating to each Benefit Plan required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided, all material contained therein was true, correct and complete in all material respects, and to the Knowledge of Seller, no fiduciary of any Benefit Plan has committed a breach of any responsibility or obligation imposed upon fiduciaries under Title I of ERISA with respect to such Benefit Plan;

(iv) to the Knowledge of Seller, each plan administrator with respect to each Benefit Plan has complied with all applicable Laws;

(v) with respect to each Benefit Plan maintained or sponsored by Company, Seller or the Company has made available to Buyer (A) a copy of the plan document and all amendments thereto, (B) a copy of the annual report (if required under ERISA) with respect to each Benefit Plan for each of the last three (3) years (including all schedules and attachments), (C) a copy of the summary plan description together with each summary of material modifications (if required under ERISA) with respect to each Benefit Plan, (D) all trust agreements, insurance contracts, accounts or other documents which establish the funding vehicle for each Benefit Plan and the latest financial statements thereof, and (E) all investment management agreements, administrative services contracts, or other agreements and documents relating to the ongoing administration and investment of any Benefit Plan;

(vi) with respect to each Benefit Plan maintained or sponsored by an ERISA Affiliate that provides benefits to any Company Employee or dependent or beneficiary thereof, Seller or the Company has made available to Buyer (A) a copy of the plan document and all amendments thereto, and (B) a copy of the summary plan description together with each summary of material modifications (if required by ERISA);

(vii) except for claims for benefits arising in the ordinary course with respect to any Benefit Plan, there are no material claims, actions, suits, proceedings, investigations or hearings pending or, to the Knowledge of Seller, threatened with respect to any Benefit Plan or any fiduciary or assets thereof;

(viii) each Welfare Plan which is a group health plan (within the meaning of Code §5000(b)(1)) complies in all material respects with and has been maintained and operated in all material respects in accordance with each of the requirements of Code §4980B and Part 6 of Subtitle B of Title I of ERISA;

(ix) the amount of the Company’s Liability with respect to any Pension Plan (other than a Multiemployer Plan) subject to Title IV of ERISA or Code §412 is disclosed on Section 3.14 of the Disclosure Schedule; and

(x) except as taken into account in the final determination of the Net Working Capital Amount, no unfunded Liabilities exist with respect to any Benefit Plan.

(f) Neither the Company nor Seller has made a binding commitment to any current or former employee or director of the Company that the Company shall establish or implement any additional Benefit Plan or to amend or modify, in any material respect, any existing Benefit Plan, other than amendments required by Law.

3.15 Employees.

(a) Seller has delivered to Buyer concurrently with Seller’s execution and delivery of this Agreement a correct and complete list of all employees of the Company, and sets forth for each such employee the following:  (i) name, (ii) title or position and employment status, (iii) hire date or date of commencement of employment, (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.  Except to the extent caused by the date of this Agreement and the Closing Date occurring between normal paydays and except for any other employment terms providing for deferred or contingent accrual or payment of compensation, all commissions, bonuses and other compensation due and payable to employees of the Company for services performed on or prior to Closing Date hereof have been paid in full.  Section 3.15(a) of the Disclosure Schedule also contains a correct and complete list of all former employees of the Company whose employment was terminated since December 31, 2010.

(b) Except as disclosed in Section 3.15(b) of the Disclosure Schedule:

(i) The Company is not a party to, or bound by, any Collective Bargaining Agreement, and there are no labor organizations representing, purporting to represent or, to Seller’s Knowledge, attempting to represent any Company employee;

(ii) there is not presently pending or existing, and during the last two (2) years there has not been at the Company, nor is there presently threatened (A) any strike, slowdown, picketing, labor dispute or work stoppage, or (B) any material charge, grievance Proceeding or other claim against or affecting the Company relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority;

(iii) there is no lockout of any employees of the Company and no such action is presently contemplated by the Company;

(iv) no officer or management-level employee of the Company has given written notice to the Company that any such employee intends to terminate or materially modify his or her employment with the Company;

(v) there is no pending or to Seller’s Knowledge threatened (i) labor grievance or any arbitration proceeding arising out of or under any Collective Bargaining Agreement; or (ii) administrative charges or court complaints against the Company concerning alleged employment discrimination or other employment-related matters; and

(vi) there is no unfair labor practice charge or complaint pending or, to Seller’s Knowledge, threatened against the Company, nor, to the Knowledge of Seller, do any facts exist which would form the basis for such charge or complaint.

3.16 Proceedings.  Except as disclosed in Section 3.16 of the Disclosure Schedule, there is no Proceeding pending or, to Seller’s Knowledge, threatened against or by Seller (with respect to the Company), the Company, or its directors or officers (with respect to the Company), including any Proceeding that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  To Seller’s Knowledge, no event has occurred or circumstances exist that would reasonably be expected to give rise to or serve as a basis for any such Proceeding.  Section 3.16 of the Disclosure Schedule also identifies all Proceedings to which the Company or its shareholder (in such capacity), directors or officers (in such capacity) have been parties since the Company Acquisition Date.  The Company is not a party to any settlement agreement that contains any ongoing material obligations or restrictions of the Company.

3.17 Governmental Orders.  Except as set forth in Section 3.17 of the Disclosure Schedule, the Company is not a party to, or, to Seller’s Knowledge, bound by, any Governmental Order with respect to or affecting the properties, assets, personnel or business activities of the Company.  The Company is not in violation of, or delinquent in respect to, any Governmental Order to which the property, assets, personnel or business activities of the Company are subject.  The foregoing representations and warranties set forth in this Section 3.17 shall not apply to (i) environmental matters, which are exclusively provided for in Section 3.18, (ii) matters related to Taxes, which are exclusively provided for in Section 3.10, or (iii) matters related to Benefit Plans, which are exclusively provided for in Section 3.14.

3.18 Environmental Matters.  Except as set forth in Section 3.18 of the Disclosure Schedule:

(a) the Company and the Leased Real Property is, and since the Company Acquisition Date has been, in material compliance with all applicable Environmental Laws and Environmental Permits;

(b) the Company possesses all applicable Environmental Permits that are required for the operation of the Business as presently operated and for the ownership and use of its assets (including the Leased Real Property) as presently owned and used;

(c) neither Seller nor the Company has received any as yet unresolved written notices alleging (i) any failure by the Company to comply with any applicable

Environmental Law or Environmental Permit, or (ii) any material Liability under any Environmental Law;

(d) there is no Environmental Claim pending or, to the Knowledge of Seller, threatened, against the Company;

(e) no real property presently owned, leased or occupied by Seller or the Company (any of which, a “Facility”) is currently listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or any comparable state list, and, to the Knowledge of Seller, no Facility is contaminated by any Hazardous Material in material violation of, or that would give rise to liability under, any Environmental Law;

(f) neither Seller nor the Company has received any written notice from any Person that the Company is a potentially responsible party, pursuant to CERCLA or any comparable state or local Law, relating to any real property that is not presently, and never has been, owned, leased or occupied by the Company but which has been used by the Company and, the Company has not treated, stored, disposed of, transported, handled, or Released any Hazardous Material in material violation of, or, to the Knowledge of Seller, that would give rise to any liability under, any Environmental Law;

(g) there are no active or abandoned aboveground or, to the Knowledge of Seller, underground storage tanks located at, on or under the Leased Real Property;

(h) neither Seller nor the Company has retained or assumed by contract any Liabilities of any Third Parties under Environmental Law with respect to the Company, the Business or the Leased Real Property, and to the Knowledge of Seller, neither Seller nor the Company has retained or assumed by operation of law any such Liabilities;

(i) to the extent applicable to the Leased Real Property, Seller does not have any Knowledge of any applicable Laws  or recorded activity or use limitations that limit human exposure by restricting activity, use, and access to properties with residual contamination; and

(j) Seller and the Company have made available to Buyer all environmental audits, compliance evaluations, reports, studies, investigations, sampling results and other similar environmental documents in Seller’s, Parent’s or the Company’s possession or within Seller’s, Parent’s or the Company’s reasonable control relating to the Company’s past or current properties, facilities or operations.

3.19 Real Estate.

(a) The Company does not own any real property, nor has the Company owned any real property since the Company Acquisition Date.

(b) Section 3.19(b) of the Disclosure Schedule lists the sole real property location that the Company currently leases (as lessee) (the “Leased Real Property”), including the street address, date and term of lease, name of lessor and all Contracts for such leased Real Property (the “Leases”).  The Company has a valid, enforceable and existing leasehold interest in the Leased Real Property.  Seller or the Company has made available to Buyer a complete copy of the Leases, including all amendments and supplements thereto.

(c) The Lease is valid, binding and enforceable against the Company and, to the Knowledge of Seller, each other party thereto in accordance with its terms and is in full force and effect (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Neither the Company nor, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, the Lease.  To Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or modification of, or acceleration of rent under, such Lease.

(d) Except as set forth in Section 3.19(d) of the Disclosure Schedule, (i) no security deposit or portion thereof deposited with respect to the Lease has been applied in respect of a breach or default under the Lease which has not been redeposited in full, (ii) the Company has not subleased or assigned to any Person the right to use or occupy any part of the Leased Real Property, (iii) the Company has not collaterally assigned or granted any other security interest in the Lease or any interest therein, other than a security interest that shall be terminated in connection with the Closing, and (iv) as of the time of, and immediately after giving effect to, the Closing, there shall be no Encumbrances, other than Permitted Encumbrances, on the estate or interest created by the Lease.  The Leased Real Property comprises all of the real property occupied by the Company in its conduct of the Business.

(e) The use of the Leased Real Property as currently used is a permitted use by right in the applicable zoning classification and is not a nonconforming use or a conditioned use, and no variances are needed and none have been granted with respect to the Leased Real Property.  There are currently in full force and effect duly issued certificates of occupancy permitting the Leased Real Property and improvements located thereon to be legally used and occupied as the same are currently constituted.

(f) To the Knowledge of Seller, there are no condemnation, expropriation or other Proceedings in eminent domain pending or threatened with respect to the Leased Real Property.

3.20 Intellectual Property.

(a) Section 3.20(a) of the Disclosure Schedules lists all Intellectual Property Registrations and all material non-registered trademarks of the Company.  All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.  The Company has not been advised in writing of any trademark, service mark or trade name included in the Company’s Intellectual Property that is now or has been involved in any opposition, invalidation or cancellation proceeding and, to the Knowledge of Seller, no such action is threatened with respect to any such trademark, service mark or trade name.  To the Knowledge of Seller, there is no potentially interfering trademark, trademark application or trade name of any other Person in use or pending that would adversely affect any trademark, service mark or trade name included in the Company’s Intellectual Property.

(b) The Company owns all right, title and interest in and to its Intellectual Property, which Intellectual Property shall, as of the time of, and immediately after giving effect to, the Closing, be free and clear of Encumbrances, other than Permitted Encumbrances.  For purposes of this Section 3.20(b) only, the term “Encumbrances” does not include claims, demands or any related Liabilities pertaining to alleged infringement of Intellectual Property rights of any Third Party.  Such Intellectual Property is sufficient for the conduct of the Business as conducted during the twelve (12) month period preceding the Closing Date.  The Company is in material compliance with all legal requirements applicable to its Intellectual Property and its ownership and use thereof.

(c) Section 3.20(c) of the Disclosure Schedules lists all licenses, sublicenses or other Contracts pursuant to which the Company licenses (as licensee) any Intellectual Property of any Person, excluding licenses of commercially mass produced “shrink-wrap” software products (collectively, the “Intellectual Property Licenses”).  Seller or the Company has made available to Buyer true and complete copies of all such Intellectual Property Licenses.  Each Intellectual Property License is valid, binding and enforceable against the Company and, to the Knowledge of Seller, each other party thereto in accordance with its terms and is in full force and effect (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Neither the Company nor, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of any intention to terminate, any Intellectual Property License, nor to the Knowledge of Seller, has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default, or permit the termination or modification of any Intellectual Property License.

(d) To the Knowledge of Seller, the Intellectual Property Assets and Intellectual Property Licenses, and their use in the conduct of the Business as conducted by the Company have not since the Company Acquisition Date infringed, violated or misappropriated the Intetllectual Property of any Person and do not now infringe, violate, or misappropriate the Intellectual Property of any Person.  Seller has not received any written communication that alleges any such infringement, violation or misappropriation by the Company, and, except as disclosed in Section 3.17 of the Disclosure Schedule, none of the Intellectual Property Assets or Intellectual Property Licenses are subject to any outstanding Governmental Order.

(e) Section 3.20(e) of the Disclosure Schedules lists all licenses, sublicenses and other Contracts pursuant to which the Company grants rights or authority to any Person with respect to the use of any Intellectual Property of the Company or any Intellectual Property License.  Seller or the Company has made available to Buyer true and complete copies of all such licenses, sublicenses and other Contracts.  Each such license, sublicense and other Contract is valid, binding and enforceable against the Company and, to Seller’s Knowledge, each other party thereto in accordance with its terms and is in full force and effect (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Neither the Company nor, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any such license, sublicense or other Contract, nor, to the Knowledge of Seller, has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default, or permit the termination or modification of any such license, sublicense or other Contract.

(f) To Seller’s Knowledge, since the Company Acquisition Date, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Intellectual Property of the Company or any Intellectual Property License.

3.21 Related Party Transactions.  Section 3.21 of the Disclosure Schedule describes (i) each business relationship (excluding employee compensation and benefits paid or provided in the ordinary course of business and other ordinary incidents of employment), including any amounts owed by either party existing on the date of this Agreement between the Company, on the one hand, and any Company Affiliate or any director or employee of the Company or any Company Affiliate, on the other hand and (ii) each instance where a Company Affiliate or, to the Knowledge of Seller, any director or officer of the Company is competitive with the Business or owns any property or right, tangible or intangible, that is used by the Company.

3.22 Sufficiency of Assets.  Except for the assets referred to in Sections 3.8(b) and 3.28(g) of the Disclosure Schedule, the assets, property and rights (tangible and intangible) owned, leased and licensed by the Company are sufficient for the conduct of the Business as conducted during the twelve (12) month period preceding the Closing Date.  Section 3.22 of the Disclosure Schedule contains a correct and complete list of all services provided to the Company by any of the Company’s Affiliates (including by shared employees of the Company and the Company’s Affiliates).

3.23 Customers and Suppliers.  Section 3.23 of the Disclosure Schedule lists (i) the ten (10) largest suppliers of the Company, and (ii) the ten (10) largest customers of the Company, each for the most recently completed fiscal year.  Except as set forth in Section 3.23 of the Disclosure Schedule, the Company has not received written notice of any termination, cancellation or material change of terms (or substantial reduction of use or supply of product or service) by any such supplier or customer relating to its business relationship with the Company and, to the Knowledge of Seller, no such termination or cancellation has been threatened in writing by any such supplier or customer.

3.24 No Undisclosed Liabilities.  The Company does not have any Liabilities, other than (i) Liabilities disclosed, reserved or otherwise expressly provided for in the Recent Balance Sheet, (ii) Liabilities incurred in the ordinary course of business since July 31, 2011, (iii) Liabilities disclosed in Section 3.24 of the Disclosure Schedule, (iv) Liabilities which, if known to the Company on the Closing Date, would not be required by GAAP to be disclosed or provided for in a balance sheet, (v) Liabilities that will be discharged in connection with the Closing, or (vi) Liabilities incurred by the Company pursuant to the express provisions of this Agreement or any other Transaction Document.

3.25 Inventory.  All Inventory of the Company reflected on the Recent Balance Sheet is valued in accordance with GAAP and consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established and identified on the Recent Balance Sheet.  All Inventory purchased since the date of the Recent Balance Sheet has been purchased at market prices and consists of a quality and quantity usable and saleable in the ordinary course of business.  Except as set forth in Section 3.25 of the Disclosure Schedule, no Inventory is held on a consignment basis.  The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are reasonable in the present circumstances of the Company.  The Company is not under any obligation with respect to accepting returns of items of Inventory or merchandise in the possession of its customers other than in the ordinary course of business consistent with past practice.  Except as set forth in Section 3.25 of the Disclosure Schedule (which contains a description of any exceptions and related amounts), (i) all Customer contracts for the purchase of Inventory (including orders taken) that have not been fulfilled by the Company as of the date hereof have been entered into by the Company in the ordinary course of business with customers of the Company with no recent history of credit problems with respect to the Company, (ii) neither the Company nor, to the Knowledge of Seller, any such customer is in material breach of any Contract between the Company and such customer, and (iii) to the Knowledge of Seller, no valid grounds exist for any set-off of amounts billable to such customers on the completion of the Contract to which work-in-process relates.  All finished goods produced by the Company pursuant to customer Contracts have been produced in accordance with the requirements of such Contracts.  Except as set forth in Section 3.25 of the Disclosure Schedule, all Inventory is located at, or is in transit to or from, the Leased Real Property.

3.26 Accounts Receivable.  All accounts receivable and notes receivable of the Company reflected on the Recent Balance Sheet, and all accounts receivable and notes receivable of the Company that have arisen since the date of the Recent Balance Sheet, (i) arose out of arm’s length transactions actually made in the ordinary course of business of the Company, (ii) are the valid and, to the Knowledge of Seller, legally binding obligations of the parties obligated to pay such amounts (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights), (iii) to the Knowledge of Seller, are not subject to any counterclaim or setoff, (iv) fully reflect all returns, allowances and promotions and (v) to the Knowledge of Seller, are not in dispute.  All of the outstanding accounts receivable deemed uncollectible have been reserved against on the Recent Balance Sheet in accordance with GAAP.  The Company has not canceled, or agreed to cancel, in whole or in part, any accounts receivable reflected on or created since the Recent Balance Sheet, except in the ordinary course of the Business consistent with past practice.  Section 3.26 of the Disclosure Schedule contains an aged schedule of accounts receivable of the Company as of September 20, 2011.

3.27 Product Warranties; Recalls.  Section 3.27 of the Disclosure Schedule sets forth all of the Company’s express warranties made with respect to the products sold by the Company and the Company’s policies with respect to returns of products sold by the Company.  Except as set forth in Section 3.27 of the Disclosure Schedule, since the Company Acquisition Date, the Company has not made any express product warranties in connection with the sale of products sold by the Company.  Section 3.27 of the Disclosure Schedule sets forth the aggregate annual cost to the Company of performing warranty obligations for each of the previous three (3) fiscal years and the current fiscal year through September 20, 2011.  Section 3.27 of the Disclosure Schedule also contains a description of all (i) pending product recalls involving Company products and (ii) recall campaigns to which the Company has been subject since the Company Acquisition Date.  To Seller’s Knowledge, no facts or conditions exist that would require the Company to undertake a recall of any products produced by the Company since the Company Acquisition Date and through the date hereof.  All products sold by the Company since the Company Acquisition Date have been designed, manufactured, labeled and performed so as to meet and comply with all applicable governmental standards and specifications, product specifications, applicable contractual commitments, express warranties and all applicable Laws and Governmental Orders currently in effect.  The Company does not have any Liability for replacement or repair of any products or services of the Company (or other damages in connection therewith) or any other customer or product obligations not reserved against on the Recent Balance Sheet.

3.28 Government Contracts.

(a) Compliance.  Except as set forth in Section 3.28(a) of the Disclosure Schedule, with respect to each Government Contract and each bid that, if accepted, would result in such a Government Contract (a “Government Bid”) to which the Company is a party, (i) the Company has complied in all material respects with the terms and conditions of such Government Contract or Government Bid, to the extent applicable to the Company; (ii) the Company has complied in all material respects with all requirements of all applicable Laws, FAR, or agreements pertaining to such Government Contract or Government Bid, to the extent applicable to the Company; (iii) all representations and certifications of the Company set forth in or pertaining to such Government Contract or Government Bid were complete and correct in all material respects in accordance with their terms as of their effective date, and the Company has complied in all material respects with all such representations and certifications; (iv) neither a Governmental Authority nor any prime contractor, subcontractor or other Person has notified the Company or Seller in writing that the Company has breached or violated any Law pertaining to such Government Contract or Government Bid; (v) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect pertaining to such Government Contract and, to the Knowledge of Seller, no event, condition or omission has occurred or exists that would be expected to constitute grounds for termination for default; (vi) to the Knowledge of Seller, no cost incurred by the Company pertaining to such Government Contract or Government Bid is the subject of an investigation or has been disallowed by a Governmental Authority; (vii) no money due to the Company pertaining to such Government Contract or Government Bid has been withheld or set off; (viii) each Government Contract is valid and subsisting; and (ix) each Government Contract is a FAR Part 12 commercial item, firm-fixed price contract.  Seller’s representation and warranty in the foregoing clause (ix) constitutes Seller’s sole and exclusive representation and warranty in this Agreement as to the subject matter covered by such clause (ix), and no other representation or warranty of Seller in this Agreement shall be read or construed to apply to such subject matter.  Except as set forth in Section 3.28(a) of the Disclosure Schedule, the Company is and has been in compliance with the following Laws and their implementing regulations applicable to the Company’s Government Contracts and Government Bids:  (i) the Buy American Act, 41 U.S.C. § 10a-10d; (ii) the Requirement to Buy Strategic Materials Critical to National Security from American Sources, 10 U.S.C. § 2533b1; and (iii) the Truth in Negotiations Act, 10 U.S.C. § 2306a and 41 U.S.C. § 254b.  Seller’s representation and warranty in the immediately preceding sentence constitutes Seller’s sole and exclusive representation and warranty in this Agreement as to the subject matter covered by such sentence, and no other representation or warranty of Seller in this Agreement shall be read or construed to apply to such subject matter.  Except as set forth in Section 3.28(a) of the Disclosure Schedule, the Company has not received written notice of any violation or alleged violation of any of the foregoing Laws.

(b) Investigations.  Except as set forth in Section 3.28(b) of the Disclosure Schedule, (i) neither the Company nor any of its employees (while employed by, and in the capacity of an employee of, the Company), is or has been at any point in the last three (3) years under administrative, civil or criminal investigation, indictment or information by any Governmental Authority, or any audit or investigation by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, or suspended or debarred firm doing business with a Governmental Authority or has been the subject of a finding of nonresponsibility or ineligibility for contracting with a Governmental Authority; and (ii) during the last three (3) years, the Company has not conducted or initiated any internal investigation or, to the Knowledge of Seller, had reason to conduct, initiate or report any internal investigation, or made a mandatory or voluntary disclosure to a Governmental Authority, with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(c) No Fraud.  Except as set forth in Section 3.28(c) of the Disclosure Schedule, neither the Company nor any of its Principals or Affiliates have credible evidence of the Company’s violation of federal criminal law involving fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of teh civil False Claims Act (31 U.S.C. §§ 3729-3733) or a significant overpayment (other than overpayments resulting from contract financing payments as defined in FAR 32.001) in each case in connection with the award, performance, or closeout of any Government Contract.

1   The FY2007 National Defense Authorization Act (P.L. 109-364) moved the specialty metal provision from the Berry Amendment (10 U.S.C. 2533a) into a separate section of Title 10 (10 U.S.C. 2533b).  Any references in this Agreement to 10 U.S.C. 2533b shall include the predecessor Law codified at 10 U.S.C. 2533a, and its implementing regulations, as in effect at any applicable time.

(d) Claims.  Except as set forth in Section 3.28(d) of the Disclosure Schedule, (i) the Company has not been notified in writing of any outstanding claims against the Company, either by a Governmental Authority or by any prime contractor, higher-tiered contractor, subcontractor, vendor or other Third Party, arising under or relating to any Government Contract or Government Bid; and (ii) there exists no dispute between the Company and a Governmental Authority under the Contract Disputes Act or any other Federal statute or between the Company and any prime contractor, higher-tiered contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.  Except as disclosed in Section 3.28(d) of the Disclosure Schedule, to the Knowledge of Seller, no event, condition or omission has occurred that would reasonably be expected to constitute grounds for a claim or a dispute under clause (i) or (ii) of the immediately preceding sentence.  Except as set forth in Section 3.28(d) of the Disclosure Schedule, the Company has no interest in any pending or potential claim under the Contract Disputes Act against a Governmental Authority or any prime contractor, higher-tiered contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.

(e) Test and Inspection Results.  Except as set forth in Section 3.28(e) of the Disclosure Schedule, all test and inspection results and certificates of conformance the Company has provided to a Governmental Authority pursuant to any Government Contract or to any other Person pursuant to any such Government Contract or as a part of the delivery to a Governmental Authority pursuant to any such Government Contract of any article designed, engineered or manufactured by the Company were complete and correct in all material respects as of the date so provided.  Except as set forth in Section 3.28(e) of the Disclosure Schedule, the Company has provided all tests and inspections requested by the applicable Governmental Authority pursuant to any such Government Contracts as required by law, the FAR and the terms of the applicable Government Contracts.

(f) Backlog.  Section 3.28(f) of the Disclosure Schedule sets forth, with respect to each “fixed price” and “cost plus” Government Contract having unfilled backlog as of the date hereof, the backlog of the Company thereunder as of such date, the name of the customer and a brief description of the products and services to be provided.  All of the Government Contracts constituting the backlog of the Company were entered into in the ordinary course of business and based upon assumptions believed by the management to be reasonable.

(g) Government-Furnished Material, Property or Equipment.  Section 3.28(g) of the Disclosure Schedule identifies all material, personal property, equipment, and fixtures, loaned, bailed, or otherwise furnished to the Company by or on behalf of the U.S. Government or a higher-tiered contractor (“Government-Furnished Items”).  Section 3.28(g) of the Disclosure Schedule identifies each Government Contract to which each such Government-Furnished Item relates.  The Company has complied in all material respects with all of its obligations relating to the Government-Furnished Items.

(h) Export Compliance.  Except as set forth in Section 3.28(h) of the Disclosure Schedule, (i) the Company’s conduct and operation of the Business is and, since the Company Acquisition Date, has been in compliance in all material respects with applicable Export Licenses and Export Laws; (ii) since the Company Acquisition Date, the Company has obtained and is in compliance with all Export Licenses necessary for the operation of the Business; (iii) since the Company Acquisition Date, the Company has not received any written notice alleging or asserting that the operation of the Business is or has been in violation of any Export License and Export Law; and (iv) the Company has provided to Buyer copies of:  (A) any Export Licenses that have been issued to the Company and that are currently in effect; (B) any written investigations or assessments of the Company relating to Export Licenses and Export Laws since the Company Acquisition Date; and (C) any documents related to any enforcement action, notice of violation, third party claim, assertion of liability or any other potential claim against or assertion of liability of the Company under any Export Law since the Company Acquisition Date.

3.29 Projections.  The financial projections and business plan previously provided to Buyer’s Affiliates were prepared in good faith and based upon the books and records of the Company and management’s reasonable estimates, assumptions and judgments, at the time provided to Buyer’s Affiliates, as to the future financial performance of the Company.

3.30 Brokers and Finders.  With the exception of BMO Capital Markets Corp., none of Seller, any of its Affiliates or the Company has retained, engaged or entered into any contract, agreement or commitment (whether written or oral) with any broker, finder or investment banker who is or will be entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment in connection with (i) the negotiation, execution or performance of this Agreement, (ii) the consummation of the transactions contemplated by this Agreement or (iii) introducing the Parties to each other.  Seller is solely responsible for any fees or similar payments with respect to BMO Capital Markets Corp.

                                    ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and Parent that the statements contained in this ARTICLE IV are true and correct as of the date hereof.

4.1 Organization and Qualification of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as and where currently conducted.  Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the operation of its business as currently conducted makes such licensing or qualification necessary.

4.2 Authority of Buyer.  Buyer has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its oblications hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Buyer of this Agreement and any other Transaction Document to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Buyer.  No further act or proceeding is necessary to authorize this Agreement or any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation Buyer of the transactions contemplated hereby and thereby. This Agreement and each other Transaction Document to which Buyer is a party has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the Company, Seller and/or Parent, as applicable) this Agreement and each other Transaction Document to which Buyer is a party constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

4.3 No Conflicts.  The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party, and the consummation of the transactions contemplated hereby and thereby, do not (a) conflict with or result in a violation or breach of, or default under (or event that with notice or lapse of time or both would constitute a default), any provision of the certificate of incorporation or bylaws of Buyer, (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer, or (c) conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Buyer is a party or by which Buyer is bound.

4.4 Notices and Consents.  No consent, approval, exemption, order or authorization of, or registration, declaration, notification or filing with any Person is required to be obtained or made by Buyer in connection with the execution, delivery, and performance of this Agreement.

4.5 Brokers.  No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Parties’ entry into this Agreement or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or any Affiliate thereof.

4.6 Proceedings.  There are no Proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  To the knowledge of Buyer, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

4.7 Environmental and Engineering Reports.  Buyer has provided to Seller copies of all engineering and environmental reports, studies, investigations, sampling results and other similar documents in Buyer’s possession or within Buyer’s reasonable control relating to Buyer’s due diligence investigation of the Leased Real Property and the improvements and operating assets located thereon (but excluding any such items provided by Seller or Parent to Buyer).

4.8 Limitation on Seller Representations and Warranties.  BUYER ACKNOWLEDGES THAT THE REPRESENTATIONS AND WARRANTIES OF SELLER IN ARTICLE III CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT, ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE) ARE SPECIFICALLY DISCLAIMED BY SELLER AND PARENT.  Buyer acknowledges that any estimates, forecasts, or projections furnished or made available to it concerning the Company or its properties, business or assets may not have been prepared in accordance with GAAP or standards applicable under the Securities Act of 1933, as amended.  Buyer acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose, and in entering into this Agreement, has relied solely on the results of said investigation and on the representations, warranties, covenants and agreements of Seller expressly contained in this Agreement.

                              ARTICLE V

POST-CLOSING AGREEMENTS

5.1 Post-Closing Agreements.  From and after the Closing, the Parties shall have the respective rights and obligations which are set forth in the remainder of this ARTICLE V.

5.2 Inspection of Records; Cooperation.

(a) Seller, Parent, Buyer and the Company shall preserve their respective books and records (including work papers in the possession of their respective accountants and any electronic records) with respect to the Company in a manner consistent with Parent’s records retention policies, as in effect from time to time, and make such books and records available for inspection by any other Party, or by such other Party’s Representatives, for reasonable and proper business purposes at all reasonable times during normal business hours, for a six (6)-year period after the Closing Date, with respect to all transactions of the Company occurring prior to and including the Closing (including in connection with any Government Contracts or Government Bids), and the historical financial condition, assets, liabilities, operations and cash flows of the Company prior to the Closing Date.  As used in this Section 5.2, the right of inspection includes the right to make extracts or copies at the cost of the Party seeking such extracts or copies, subject to Section 5.5 hereof.

(b) The Parties shall cooperate reasonably with each other with respect to the defense of any Third Party Claim subsequent to the Closing Date which is not subject to the indemnification provisions contained in ARTICLE VI, provided that the Party requesting cooperation shall reimburse the other Party for the other Party’s reasonable out-of-pocket costs and expenses of furnishing such cooperation, except to the extent such other Party is indemnified against such costs and expenses under ARTICLE VI.  Such cooperation shall include making available to the requesting Party, at such times and under such circumstances so as not to unreasonably disrupt business, the relevant information, documents, records and employees of the cooperating Party, allowing the relevant personnel of the cooperating Party to assist the requesting Party in participating in any such matter (including providing testimony in any Proceeding), executing and delivering documents or instruments and taking all such action as the requesting Party reasonably requests in connection with such matter.

(c) Seller hereby consents to Buyer’s consultation with legal, accounting and other professional advisors to the Company relating to the advice rendered to the Company prior to the Closing regarding the Company’s business or assets; provided, however, that such consent shall not apply to Buyer’s ability to consult with any legal counsel to Parent (including where such legal counsel has provided advice or services to the Company on behalf or at the request of Parent) unless Parent separately consents in writing in response to a specific request by Buyer citing the purpose and scope of such requested consultation, which consent shall not be unreasonably withheld or delayed.

(d) Notwithstanding anything to the contrary contained in this Section 5.2, (i) no Party shall be obligated to provide any other Party with access to any books, records or other documents pursuant to this Section 5.2 where such access would violate any applicable Law, (ii) any Party may refuse to provide access to any communication between such Party or any of its Affiliates and its/their legal counsel in order to preserve the attorney-client privilege in respect of such communication, and (iii) if any of the Parties are in an adversarial relationship, including in actual or threatened litigation, the furnishing of information, documents or records in accordance with any provision of this Section 5.2 shall be subject to applicable rules relating to discovery.

5.3 Director and Officer Liability.  Buyer shall not, nor shall it permit the Company to, take any action directly or indirectly to disaffirm or adversely affect the provisions of the organizational documents of the Company, each as in effect immediately prior to the Closing, as they relate to the provision of indemnification and expense reimbursement to any present and former directors, officers and employees of the Company.  For six (6) years after the Closing Date, Parent shall maintain directors’ and officers’ liability insurance for those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy at the date hereof by either (i) maintaining Parent’s current directors’ and officers’ liability insurance for such Persons and/or (ii) purchasing a “tail” policy with respect thereto for such Persons.

5.4 Tax Matters.

(a) Straddle Period Returns.  In the case of any period that begins on or before, and ends after, the Closing Date (a “Straddle Period”), the amount of Pre-Closing Taxes shall be deemed to be:

(i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes) of any item, the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) in the case of franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy, imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) or other Taxes not described in Section 5.4(a)(i), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(b) Post-Closing Tax Returns.  Seller shall prepare or cause to be prepared and file, or to the extent necessary Seller shall cause the Company to file, all income Tax Returns with respect to the Company for any Pre-Closing Tax Period that ends on or before the Closing Date.  Buyer and the Company shall prepare or cause to be prepared, and Buyer shall cause the Company to file, all other Tax Returns of the Company for Pre-Closing Tax Periods.  As soon as reasonably practicable prior to the filing of any Tax Return that covers, in whole or in part, a Pre-Closing Tax Period, the Party responsible for preparing such Tax Return shall submit copies of such Tax Returns, in draft form, to the other Party for its review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.  To the extent reasonably practicable, the Party providing such draft Tax Return shall afford the reviewing Party reasonable time to review and approve or otherwise comment on such draft Tax Return.  All such income Tax Returns shall be made, to the extent permitted by Law, in a manner consistent with the prior practice of the Company.

(c) Cooperation on Tax Matters.

(i) Seller and Buyer shall, and Buyer shall cause the Company to, cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 5.4 and any Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request and expense) the provision of records and information which are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Seller and Buyer shall, and Buyer shall cause the Company to, (A) retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extension thereof) of the taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Seller and Buyer shall, and Buyer shall cause the Company to, as the case may be, allow the other Party, at the other Party’s expense, to take possession of such books and records.

(ii) Seller and Buyer shall, and Buyer shall cause the Company to, upon request, use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(iii) Seller and Buyer shall, and Buyer shall cause the Company to, upon request, provide the other Party with all information that any Party may be required to report pursuant to Code §6043 and all Treasury Regulations promulgated thereunder.

(d) Tax Sharing Agreements.  All Tax sharing agreements or similar Contracts with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(e) Tax Refunds.  From and after the Closing, at the reasonable request of Seller and at Seller’s sole expense, the Company will use commercially reasonable efforts not to fail to collect any refund with respect to any Pre-Closing Tax Period.  Seller shall be entitled to all refunds of Taxes of the Company, or an amount equal to any reduction in Tax Liability of the Company for any Post-Closing Tax Period, to the extent such refund or reduction in Tax Liability relates to Taxes paid or payable by the Company in respect of any Pre-Closing Tax Period.  The Company shall pay to Seller an amount equal to any Pre-Closing Tax Period refund, together with any interest thereon, received after the Closing Date within fifteen (15) days of such receipt.  Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party and at the requesting Party’s expense, in connection with efforts following the Closing and to pursue a refund of income Taxes for any Pre-Closing Period, provided that seeking or obtaining such refund is not expected to have the effect of increasing the present or future Tax Liability or decreasing any present or future Tax asset of the Company, Buyer or any of their respective Affiliates.

(f) Amending Tax Returns; Carryback Items.  Neither Buyer nor the Company shall cause or permit (i) the amendment of any Tax Return of the Company relating to any income Taxes for a Pre-Closing Tax Period, or (ii) the carryback of an item on a Company Tax Return to a Pre-Closing Tax Period, in either case without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, unless such action by Buyer or the Company would result in any Tax Liability to Seller, Parent or any Affiliate thereof.

(g) Tax Contests.  Buyer shall have the power to control all actions relating to Taxes and to settle, compromise or litigate all Tax matters relating to the Company, except that to the extent the matter relates to a Pre-Closing Tax Period and reasonably could be expected to give rise to an indemnification obligation on the part of Seller pursuant to this Agreement, Seller shall have the option to participate in the Proceeding at its cost and

Buyer shall not settle or compromise such matter without Seller’s consent, which shall not be unreasonably withheld, delayed, or conditioned.

(h) Preservation of Company Tax Attributes.  Notwithstanding anything to the contrary herein, Seller (i) shall not make (or permit any of its Affiliates to make) an election under Reg. § 1.1502-36(d)(6)(B) to reattribute the Company’s Tax attributes to Seller, and (ii) shall make or cause to be made an election under Reg. § 1.1502-36(d)(6)(A) to reduce the Tax basis of the stock of the Company in Seller’s hands to the maximum extent required to avoid any reduction in the Tax attributes (including the Tax basis of assets) of the Company.

(i) Survival.  The provisions of this Section 5.4 are intended to and shall survive the Closing Date.

5.5 Confidential Information.  For a five (5)-year period beginning on the Closing Date (the “Restricted Period”), Seller shall, and shall cause each of its Affiliates to, maintain all Confidential Information in confidence and not disclose any Confidential Information to any Person other than Buyer, and not use any Confidential Information for its own benefit or the benefit of any Third Party.  Nothing in this Agreement, however, shall prohibit Seller or any Affiliate thereof from using or disclosing Confidential Information: (i) to the extent reasonably necessary for Seller or Parent to enforce the terms of this Agreement or any other agreement or instruments executed in connection herewith, (ii) to the extent Seller or any applicable Affiliate determines that such use or disclosure is reasonably necessary for the pursuit or defense of any Proceeding by or against Seller or any Affiliate thereof, including in connection with challenging or defending any claim for indemnification by a Buyer Indemnified Party under ARTICLE VI, (iii) to the extent any such Confidential Information constitutes shared information that is used by Parent or any Affiliate thereof in the ordinary course conduct of its own business, (iv) to the extent required by Law (including the rules and regulations of any U.S. stock exchange or automated dealer quotation system) or accounting requirements, including in connection with any accounting, audit, Tax or regulatory compliance of Parent or any Affiliate, or (v) to the extent disclosure is mandated by any Governmental Order, provided that, in the case of (ii), (iv) and (v) above, Seller or Parent (A) provides Buyer with written notice of such mandated disclosure prior to such disclosure being made, (B) cooperates reasonably with Buyer in any Buyer effort to obtain a protective order or other confidentiality treatment with respect to such Confidential Information whose disclosure is mandated, and (C) discloses only that portion of such Confidential Information required to be disclosed.

5.6 Non-Competition; Non-Solicitation.  As an inducement to Buyer to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to preserve the goodwill associated with the Business, during the Restricted Period, each of Seller and Parent shall not, and Seller and Parent shall cause their respective Affiliates not to, directly or indirectly:

(a) engage in, continue in or carry on any business that competes in any aspect of the Business, including owning or controlling any financial interest in any Competitor;

(b) consult with, advise or assist in any way, whether or not for consideration, any Competitor in any aspect of the Business, including advertising or otherwise endorsing the products or services of any such Competitor, soliciting customers or otherwise serving as an intermediary for any such Competitor or loaning money or rendering any other form of financial assistance to any such Competitor;

(c) hire any of the individuals listed in Section 5.6(c) of the Disclosure Schedule;

(d) solicit or induce any employee, commissioned salesperson or consultant of the Company other than the employees listed in Section 5.6(c) of the Disclosure Schedule to terminate his or her employment or contractual relationship with the Company or make any offer of employment or engagement to such Person; provided, however, that the foregoing shall not prohibit Seller, Parent or any Affiliate thereof from making general solicitations for employment to the public that are not specifically targeted at such employees, commissioned salespersons or consultants or from hiring any such individual who voluntarily and without solicitation from Seller, Parent or any Affiliate thereof (other than a permitted general solicitation as described above) contacts Seller, Parent or any Affiliate thereof in order to obtain employment or other contractual engagement; or

(e) engage in any practice the purpose of which is to evade the provisions of this covenant not to compete.

Notwithstanding anything to the contrary set forth in this Agreement, it shall not be a violation of Section 5.6(a) or 5.6(b) if Parent, Seller or any Affiliate thereof (i) acquires or owns not more than five percent (5%) of any class of securities of an entity that are listed or quoted for trading on any U.S. national stock exchange or automated dealer quotation system, (ii) purchases any product from a Competitor as a component part to be incorporated into a product manufactured or sold by Parent, Seller or such Affiliate, or (iii) acquires any company or business which has a division generating less than ten percent (10%) of the gross annual revenues of such company or business that would constitute a Competitor, provided that Parent, Seller or any applicable Affiliate divests its ownership of such Competitor division or otherwise terminates the operation of such Competitor division within one (1) year of the date of its acquisition.  Further, if a Change of Control of Parent occurs during the Restricted Period, the provisions of Sections 5.6(a) and 5.6(b) shall not apply to the Person acquiring control of Parent or any of such acquiring Person’s Affiliates that existed before the occurrence of such Change of Control or to any reorganized structure of Parent and its Affiliates after giving effect to such Change of Control, provided that none of the manufacturing facilities of Parent and its Affiliates that existed before the occurrence of such Change of Control may be used after such Change of Control and during the remainder of the Restricted Period in a manner that would violate Section 5.6(a) or 5.6(b).  The geographic scope of the covenant not to compete set forth in Sections 5.6(a) and 5.6(b) shall extend worldwide.  Buyer may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person or entity that purchases all or any portion of the Business.  Recognizing the specialized nature of the Business, Seller and Parent acknowledge and agree that the duration, geographic scope and activity restrictions of this covenant not to compete are reasonable.

5.7 Injunctive Relief; Adjustment of Restrictions to Comply With Law.  Seller and Parent acknowledge and represent that the covenants and agreements in Section 5.6 are reasonable and necessary for the protection of the Company and the Business and are an essential inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby.  If, at the time of enforcement of this Agreement, a court holds that the restrictions stated in Section 5.6 are unreasonable under circumstances then existing, the Parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area; provided that no such substitution shall place a greater restriction on Seller, Parent and their Affiliates than as set forth in Section 5.6.  Seller and Parent agree that money damages would not be an adequate remedy for any breach of Section 5.5 or 5.6.  Therefore, in the event of a breach or threatened breach of any provisions of Section 5.5 or 5.6 that is continuing, Buyer and the Company may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

5.8 Employee Benefit Matters.

(a) During the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, with respect to any Company employee whose terms and conditions of employment are not governed by the Fabco Collective Bargaining Agreement, Buyer shall cause the Company not to materially reduce the compensation provided to employees of the Company employed by the Company on the Closing Date (including with respect to opportunities for bonus compensation, other than equity grants) and to provide such employees with employee benefits that are substantially similar in the aggregate to the Benefit Plans and other programs or arrangements (excluding any equity arrangements) maintained by the Company and/or its ERISA Affiliates for Company employees as of the date of this Agreement, provided that such employee benefits are available on substantially similar commercial terms to the Company, and provided further that nothing in this Agreement shall constrain in any way Buyer or the Company’s rights to terminate or layoff any employee of the Company.  Buyer further agrees that, from and after the Closing Date, Buyer shall cause the Company to grant all of the employees who are employed by the Company immediately prior to the Closing Date with credit for any service with the Company earned prior to the Closing Date (a) for eligibility and vesting purposes and (b) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or the Company or any of its Subsidiaries on or after the Closing Date (the “New Plans”).  In addition, Buyer hereby agrees that Buyer shall take, and shall cause the Company to take, commercially reasonable steps to (i) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by an employee under any Benefit Plan as of the Closing Date and (ii) cause any covered expenses incurred on or before the Closing Date during 2011 by any employee (or covered dependent thereof) of the Company to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the

Closing Date under any applicable New Plan with respect to the 2011 calendar year.  Nothing contained herein, express or implied, is intended to confer upon any employee of the Company any right to continued employment for any period or constitute an amendment to, or any other modification of, any New Plan or Benefit Plan.

(b) Following the Closing Date, Seller shall (or shall cause any of its Affiliates that sponsor any Benefit Plan covering the Company employees to):

(i) amend each Benefit Plan that is a 401(k) plan, effective as of the Closing Date to (x) fully vest each Company employee in his or her account balance under such plan, and, (y) with respect to any contributions the allocation of which is subject to a requirement that the participant be employed on the last day of the plan year or complete a period of service, treat the Closing Date as if it were the last day of the plan year and pro-rate any such service requirement;

(ii) amend any dependent care flexible spending account plan to permit a Company employee to use any unused amount actually contributed to his or her account as of the Closing Date to reimburse expenses incurred after the Closing Date;

(iii) pay each Company employee who participates in a Seller or Parent bonus plan an amount equal to the amount required to be paid under such plan at such time and in such manner as provided by the plan; provided, however, that the foregoing payment obligation of Seller shall not apply to bonus payments under the Accuride Corporation Annual Incentive Compensation Plan (the “AICP”) that may become due to the Company employees listed in Section 5.8(b)(iii) of the Disclosure Schedule.  At the Closing, the Company shall be deemed to have assumed the obligation to pay, and following the Closing, the Company shall, and Buyer shall cause the Company, to pay, such payments due under the AICP (the “Assumed AICP Payments”), provided that such assumption and payment obligation shall not exceed the aggregate amount accrued for the Assumed AICP Payments in the Net Working Capital Amount as finally determined hereunder.  For added certainty, the Assumed AICP Payments shall not include the Executive Payments.  For purposes of calculating amounts payable under the AICP, Closing shall be deemed to have caused the termination of employment of such Company employees in connection with a sale of stock of the “Company” referred to in the AICP); and

(iv) cause each Benefit Plan to pay benefits for claims incurred prior to the Closing Date with respect to the Company employees in accordance with the terms of such plans.

(c) On or before the Closing Date, Seller and Buyer shall take all action necessary or appropriate to transfer sponsorship of the Fabco Automotive Corporation Master Represented Health Benefit Plan (the “Union Health Plan”) from the Company to the Parent effective as of the Closing Date, contingent on the Closing.  Notwithstanding the transfer of the Union Health Plan from the Company to Parent, Buyer shall, or shall cause the Company to, pay Parent an amount equal to the aggregate claims incurred by Company employees and their dependents through and including the Closing Date, which are paid by the Union Health Plan and not reimbursable by stop-loss or similar insurance.

(d) Seller shall be responsible for any group health plan continuation or conversion coverage required under Section 4980B of the Code, Part 7 of Title I of ERISA, or applicable state or local laws (“Required COBRA Coverage”) with respect to each “M&A qualified beneficiary” within the meaning of Treasury Regulation Section 54.4980B-9, Q&A-4(a), due to a qualifying event occurring on or before the Closing Date.  Pursuant to Treasury Regulation Section 54.4980B-9, Q&A-5, the sale of the Company is not a qualifying event with respect to the employees who continue to be employed by the Company after the Closing Date, or their dependents.  Notwithstanding the foregoing, Parent shall offer to:  (i) such employees and their dependents who are covered by Parent’s self-funded medical and dental plans, which plans are identified in Section 5.8(d) of the Disclosure Schedule (the “Parent Self-Funded Plans”) on the Closing Date; and (ii) employees hired before the Closing Date who would first be eligible for coverage under the Parent Self-Funded Plans after the Closing Date and their dependents (collectively the “Affected Employees and Dependents”) access to coverage under such Parent Self-Funded Plans, or equivalent coverage under other plans maintained or sponsored by Parent, for the Applicable Coverage Periods, and such coverage shall be provided as COBRA continuation coverage; provided, however, that the continuation coverage for the Affected Employees and Dependents described in clause (ii) of this sentence will commence in accordance with the normally applicable provisions of the Parent Self-Funded Plans.  Buyer shall, or shall cause the Company to, pay Parent an amount equal to (i) the aggregate COBRA premiums for such continuation coverage, plus (ii) the aggregate claims incurred by the Affected Employees and Dependents (but reduced by the aggregate amount of COBRA premiums paid, other than the two percent (2%) administrative portion of such premiums) during the Applicable Coverage Periods, which are paid by the Parent Self-Funded Plans and not reimbursable by stop-loss or similar insurance.  Parent agrees to maintain Parent’s stop-loss or similar insurance policy which exists as of the Closing Date during the Applicable Coverage Periods.  If, during the Applicable Coverage Periods, an Affected Employee or Dependent experiences a qualifying event that would entitle him or her to elect COBRA continuation coverage, Parent shall cause the Parent Self-Funded Plans to offer COBRA continuation coverage to such individual(s) and if such individual(s) elect COBRA continuation coverage, then Buyer shall, or shall cause the Company to, pay Parent an amount equal to the aggregate claims incurred by such individuals (but reduced by the aggregate amount of COBRA premiums paid for such coverage, other than the two percent (2%) administrative portion of such premiums) which are paid by the Parent Self-Funded Plans with respect to the COBRA continuation period and not reimbursable by stop-loss or similar insurance; provided that, if so elected by Buyer and provided advance notice is given to Parent, Buyer may choose to provide COBRA continuation coverage to such individuals under Buyer’s group health plans and in such event, Parent shall cease to provide COBRA continuation coverage to such individuals effective as of the date, as indicated in Buyer’s notice, that Buyer’s group health plans will begin providing such coverage.

Nothing in this Section 5.8(d) shall be construed as allowing employees hired by the Company after the Closing Date to participate in the Parent Self-Funded Plans.

5.9 Parent Guaranty.  Subject to the provisions of this Section 5.9, Parent hereby irrevocably, absolutely and unconditionally guarantees (i) the full and punctual payment of any amount due and payable by Seller under this Agreement, including those contained in ARTICLE VI, and under each other Transaction Document to which Seller is a party, and (ii) the timely satisfaction and performance of all of Seller’s covenants, agreements and obligations contained in this Agreement and each other Transaction Document to which Seller is a party.  Upon any failure by Seller to pay punctually any such amount referred to in the foregoing clause (i), Parent shall, forthwith on demand of Buyer, pay the amount not so paid; provided however that any and all defenses or counterclaims available to Seller, including under this Agreement, any other Transaction Document or applicable Law, shall also be available to Parent.  Subject to the immediately preceding sentence, the obligations of Parent under this Section 5.9 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by (i) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of Seller, by operation of Law or otherwise, unless and to the extent Buyer consents to any such extension, renewal, settlement, compromise, waiver or release, (ii) any modification or amendment of or supplement to this Agreement or any Transaction Document to which Seller is a Party, (iii) any change in the corporate existence, structure or ownership of Seller, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Seller or its assets or any resulting release or discharge of any obligation of Seller, or (iv) the existence of any claim, set-off or other right which Parent may have at any time against Seller; provided, that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim.  Upon making any payment under this Section 5.9 with respect to Seller, Parent shall be subrogated to the rights of the payee against Seller with respect to such payment.

5.10 Payment of Executive Payments.  Seller and Parent shall cause any Executive Payments which are the obligation of Seller or Parent to be paid in accordance with the terms thereof.  All Executive Payments which are the obligation or Seller or Parent are listed in Section 5.10 of the Disclosure Schedule.

5.11 Delivery of Seller or Parent Assets.

(a) Seller and Parent agree to transfer or cause to be transferred to the Company, or to otherwise provide to the Company, as soon as reasonably practicable, any and all assets as are necessary for the independent operation of the Business after the Closing Date, as the Business was operated immediately prior to the Closing Date, including the assets which are listed in Section 5.11 of the Disclosure Schedule.  To the extent the transfer of such assets is included in the Transition Services Agreement, Seller and Parent agree to transfer or cause to be transferred such assets within the timeframe required therein, and will use commercially reasonable efforts to transfer or cause to be transferred all assets as are necessary for the independent operation of the Business after the Closing Date, as the Business was operated immediately prior to the Closing Date, on or prior to March 26, 2012.  For added certainty, such assets to be provided by Parent and Seller shall not include (i) any executive, financial, audit, Tax, legal, human resources, information technology or other administrative services provided by Parent or any of its Affiliates to the Company prior to the Closing Date, including any outside professional advisors or contractors providing such services, other than Third-Party information technology service providers or other Third Party service providers or services of and access to employees of Parent or its Affiliates provided for in the Transition Services Agreement, or (ii) subject to Section 5.8 hereof, any employee benefit plan of Parent or rights thereunder.  Seller and Parent agree to provide access (at a level consistent with such access that the Company has prior to the Closing) to such assets of Seller, Parent or any Affiliate thereof which are necessary for the independent operation of the Business after the Closing Date, as the Business was operated immediately prior to the Closing Date, until such time as, in each case, such asset has been transferred to the Company.  The foregoing provisions of this Section 5.11(a) shall not apply to any product or service vendor Contract contemplated in the “Purchasing” section of Exhibit A to the Transition Services Agreement.

(b) Buyer and the Company shall have until March 26, 2012 to notify Parent in writing of any specific asset that Buyer or the Company believes should be transferred or otherwise provided to the Company pursuant to Section 5.11(a) which hasn’t been so transferred or provided by such date.  After such date, to the extent Buyer or the Company has not given any such written notice, neither Buyer nor the Company, nor any other Buyer Indemnified Person, may make any claim against Seller or Parent, including any indemnification claim against Seller pursuant to Section 6.2, on the basis of any alleged failure of Seller or Parent to comply with their obligations under Section 5.11(a) with respect to any asset not identified in Section 5.11 of the Disclosure Schedule or in any such notice given by Buyer or the Company to Seller prior to such date.  Further, if Buyer or the Company notifies Seller in writing in the thirty (30) day period prior to March 26, 2012 of any specific asset that is required to be transferred or otherwise provided to the Company pursuant to Section 5.11(a), then Seller and Parent may extend the time period for the transfer or provision of such asset to the Company for up to sixty (60) days past the March 26, 2012 delivery deadline if it is not reasonably possible for them to effect such transfer or provision by such deadline date.

5.12 Further Assurances.  From time to time after the Closing Date, upon request of any party and without further consideration, the Parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Shares to Buyer, on the terms and conditions herein contained, and to otherwise comply with the terms of this Agreement and to consummate (or consummate more effectively) the transactions contemplated hereby.

5.13 Funding of General Disbursement Account.  Seller and Parent agree to fund the Company’s general disbursement account (Acct# 7160011347 at Fifth Third Bank) as is necessary to ensure that any unpaid checks, drafts and wire transfers issued at or prior to the Closing are honored as presented.

                            ARTICLE VI

INDEMNIFICATION

6.1 General.  From and after the Closing, the Parties shall indemnify each other as provided in this Article VI.

6.2 Seller’s Indemnification Obligations.  Subject to the provisions of this ARTICLE VI, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Company), and their respective successors, assigns, shareholders, members, directors, managers, officers, employees, agents and other representatives (collectively, the “Buyer Indemnified Parties”), from and against all Claims asserted against, resulting to, imposed upon, sustained or incurred by any Buyer Indemnified Party, directly or indirectly by reason of, arising out of or resulting from:

(a) any inaccuracy in or breach of any representation and warranty made by Seller to Buyer in this Agreement or in any Transaction Document;

(b) any nonfulfillment or breach by Seller or Parent of any covenant, agreement or obligation in this Agreement or in any Transaction Document;

(c) any Liability for Pre-Closing Taxes;

(d) any unpaid Indebtedness as of the Effective Time;

(e) any unpaid Company Transaction Expenses;

(f) any unpaid Executive Payments;

(g) any Liability arising with respect or pursuant to the Automotive Pension Plan, including any Withdrawal Liability and any Liability arising from any action taken by Seller, Parent or the Company (to the extent directed by Seller or Parent) to reduce the Withdrawal Liability; and/or.

(h) Any Liability arising from the claims asserted by the named plaintiffs in the Proceeding identified as Rita Kato and Stephanie Kato-Clark, Individually and as Co-Administrators of the Estate of Stephen Kato, Plaintiffs, vs. Asbestos Corporation Limited, et al., filed with the Court of Common Pleas, Philadelphia County, Pennsylvania, Case Number 101201201, in which the Company was named as one of multiple defendants (and from which the plaintiffs’ claims against the Company were dismissed with prejudice on August 15, 2011).

6.3 Buyer’s Indemnification Obligations.  Subject to the provisions of this ARTICLE VI, Buyer shall indemnify and hold harmless Seller, Parent and their Affiliates, and their respective successors, assigns, shareholders, members, directors, managers, officers, employees, agents and other representatives (collectively, the “Seller Indemnified Parties”), from and against all Claims asserted against, resulting to, imposed upon, sustained or incurred by any Seller Indemnified Party, directly or indirectly by reason of, arising out of or resulting from:

(a) any inaccuracy in or breach of any representation and warranty made by Buyer in this Agreement or in any Transaction Document;

(b) any nonfulfillment or breach by Buyer of any covenant, agreement or obligation in this Agreement or in any Transaction Document;

(c) any liability for Post-Closing Taxes; and/or

(d) any claim, demand or other liability asserted by any Company employee listed in Section 5.8(b)(iii) of the Disclosure Schedule (including any heir, executor, personal representative, successor or assign thereof) for any amount due, or alleged to be due, to such employee under the AICP; provided, however, that Buyer’s liability under this Section 6.3(d) shall not exceed an amount equal to (x) the Assumed AICP Payments minus (y) the aggregate amount actually paid to the Company employees listed in Section 5.8(b)(iii) of the Disclosure Schedule (including any heir, executor, personal representative, successor or assign thereof) with respect to the Assumed AICP Payments; and/or

(e) except to the extent arising from any matter giving rise to a claim for indemnification by a Buyer Indemnified Party under Section 6.2, any Liability or Third Party Claim to the extent arising in connection with the Company’s ownership, leasing, licensing or use of any of its assets or its conduct of the Business or any other business following the Closing Date.

6.4 Limitations on Seller’s Indemnification Obligations.  Seller’s obligations pursuant to the provisions of Section 6.2(a) are subject to the following limitations:

(a) The representations and warranties made by Seller in this Agreement, or in any Transaction Document to which Seller is a party, and the right of any Buyer Indemnified Party to make a claim against Seller for Indemnification under Section 6.2(a) for any breach or inaccuracy thereof, shall terminate on the date which is eighteen (18) months after the Closing Date unless a written notice of such claim is delivered to Seller in accordance with the provisions of this Agreement on or before such date; provided, however, that such time limitation shall not apply to a breach of any of (i) Section 3.1 (Organization and Qualification of Seller, Parent and Company), Section 3.2 (Authority of Seller and Parent), Section 3.3 (No Conflicts), Section 3.6 (Capitalization of the Company; Title to Shares), and Section 3.30 (Broker and Finders), as such representations and warranties shall survive indefinitely, (ii) Section 3.14 (Employee Benefits) or the third to last sentence of Section 3.28(a) (Government Contracts; Compliance), as such representations and warranties shall survive until the third (3rd) anniversary of the Closing Date, following which no Buyer Indemnified Party may make a claim against Seller for Indemnification under Section 6.2(a) for any breach or inaccuracy thereof unless, and only to the extent that, a written notice of claim for indemnification is delivered to Seller in accordance with the provisions of this Agreement on or before such date, and (iii) Section 3.10 (Taxes) and Section 3.18 (Environmental Matters), as such representation and warranty shall survive until sixty (60) days following the expiration of the applicable statutes of limitations in respect of such matters (after giving effect to any extensions or waivers thereof), following which no Buyer Indemnified Party may make a claim against Seller for Indemnification under Section 6.2(a) for any breach or inaccuracy thereof unless a written notice of such claim has been delivered to Seller in accordance with the provisions of this Agreement on or before such date.

(b) The Buyer Indemnified Parties shall not be entitled to seek indemnification under Section 6.2(a) until the total Claims which the Buyer Indemnified Parties would recover under Section 6.2(a), but for this Section 6.4(b), equals Three Hundred Seventy Thousand Dollars ($370,000) (the “Claims Threshold Amount”), following which the Buyer Indemnified Parties shall be entitled to seek indemnification for all of such claims, including the Claims Threshold Amount.  The limitation in the preceding sentence shall not apply to any Claims for any breach of any representation or warranty under Section 3.1 (Organization and Qualification of Seller, Parent and Company), Section 3.2 (Authority of Seller and Parent), Section 3.3 (No Conflicts), Section 3.6 (Capitalization of the Company; Title to Shares), Section 3.10 (Taxes), Section 3.14 (Employee Benefits) (but only with respect to any Tax-related Claim), Section 3.18 (Environmental Matters), and Section 3.30 (Broker and Finders).

(c) The Buyer Indemnified Parties shall not be entitled to recover under Section 6.2(a) to the extent the aggregate Claims actually paid by or on behalf of Seller under Section 6.2(a) to the Buyer Indemnified Parties (or any of them) would exceed fifteen percent (15%) of the Purchase Price (the “Indemnification Cap”).  The limitation in the preceding sentence shall not apply to (and the computation of the limitation in this Section 6.4(c) shall not take into account) any Claims for any breach of any representation or warranty under Section 3.1 (Organization and Qualification of Seller, Parent and Company), Section 3.2 (Authority of Seller and Parent), Section 3.3 (No Conflicts), Section 3.6 (Capitalization of the Company; Title to Shares), Section 3.10 (Taxes), Section 3.14 (Employee Benefits) (but only with respect to any Tax-related Claim), Section 3.18 (Environmental Matters), Section 3.30 (Broker and Finders), solely with respect to any CNH Claim, Section 3.27 (Product Warranties; Recalls), or the third to last sentence of Section 3.28(a) (Government Contracts; Compliance), and such Claims shall not be counted in determining whether the Indemnification Cap has been exceeded.  Notwithstanding anything to the contrary set forth in this Agreement, under no circumstances shall Seller be liable to the Indemnified Parties (or any of them) for indemnification hereunder for any amount in excess of the Purchase Price.

(d) The Buyer Indemnified Parties shall not be entitled to recover under Section 6.2 (i) to the extent the matter in question has specifically been reserved for in a line item of the Net Working Capital Amount as determined based on the Final Closing Balance Sheet and (ii) with respect to any environmental condition or any costs arising out of any environmental condition to the extent caused, created, aggravated or exacerbated by any Buyer Indemnified Party or its agents, contractors, employees or invitees.

(e) The Buyer Indemnified Parties shall not be entitled to recover under Section 6.2(a) with respect to any breach of Section 3.25 (Inventory) or Section 3.27 (Product Warranties; Recalls) regarding products of the Company not being in compliance with customer requirements, customer Contracts, applicable governmental standards and specifications, product specifications, applicable contractual commitments, express warranties or applicable Laws or Governmental Orders to the extent such noncompliance is (or may be) remedied by the Company through the administration of claims under its express warranties for such products and such warranty claims, coupled together with all other warranty claims, do not exceed the warranty reserve on the Final Closing Balance Sheet.

(f) The Buyer Indemnified Parties may not make a claim for indemnification under Section 6.2(a) with respect to any alleged breach of clause (ix) of Section 3.28(a) or any alleged breach of any other representation and warranty of Seller in ARTICLE III that is predicated on a breach of clause (ix) of Section 3.28(a) unless (i) such indemnification claim is triggered by, or otherwise the result of (A) a Third Party Claim pertaining to alleged noncompliance by the Company with a Government Contract on the basis that such Government Contract is alleged by a Third Party not to be a FAR Part 12 commercial item, firm-fixed price contract, or (B) any investigation by a Governmental Authority, and (ii) such Third Party allegation or investigation by a Governmental Authority is not the result of Buyer, the Company or an Affiliate thereof voluntarily soliciting a Company customer’s or Governmental Authority’s determination as to whether or not such Government Contract is a FAR Part 12 commercial item, firm-fixed price contract, except in the case of any reporting which is mandated by applicable Law, FAR, Governmental Order or Contract requirement; provided, however, that nothing shall prevent Buyer, the Company or any Affiliate thereof from (and indemnification hereunder shall not be limited by) conducting or causing a Third Party to conduct audits of the Company’s suppliers or from obtaining certifications from the Company’s suppliers.

(g) The Buyer Indemnified Parties may not make a claim for indemnification under Section 6.2(a) with respect to any alleged breach of the representation and warranty in the third to last sentence of Section 3.28(a) or any alleged breach of any other representation and warranty of Seller in ARTICLE III that is predicated on a breach of the representation and warranty in the third to last sentence of Section 3.28(a) unless (i) such indemnification claim is triggered by, or otherwise the result of (A) a Third Party Claim pertaining to alleged noncompliance by the Company with respect to a Government Contract or Government Bid on the basis that the Company failed to comply with one or more of the Laws or implementing regulations referred to in the third to last sentence of Section 3.28(a), or (B) any investigation by a Governmental Authority, and (ii) such Third Party allegation or investigation by a Governmental Authority is not the result of Buyer, the Company or an Affiliate thereof (A) voluntarily soliciting a Company customer’s or Governmental Authority’s determination as to whether or not such noncompliance has in fact occurred or (B) voluntarily reporting to any Third Party that any such noncompliance has, or may have, occurred, unless such reporting is mandated by applicable Law, FAR,

Governmental Order or Contract requirement; provided, however, that nothing shall prevent Buyer, the Company or any Affiliate thereof from (and indemnification hereunder shall not be limited by) conducting or causing a Third Party to conduct audits of the Company’s suppliers or from obtaining certifications from the Company’s suppliers.

(h) The Buyer Indemnified Parties shall not be entitled to seek indemnification under Section 6.2(b) with respect to any alleged breach by Seller or Parent of Section 5.11(a) regarding the failure of Seller or Parent to transfer or provide to the Company assets necessary for the independent operation of the Business after the Closing Date unless (i) the fair market value of any such individual asset that is the subject of such Claim equals at least Five Thousand Dollars ($5,000), or (ii) the aggregate fair market value of two or more of any such assets that are the subject of such Claim equals at least Twenty-Five Thousand Dollars ($25,000); provided, however, that once such applicable threshold amount has been met, the Buyer Indemnified Parties shall be entitled to seek indemnification for all of such Claims, including the applicable threshold amount.

6.5 Claims Net of Tax Benefit.  The amount of Claims with respect to which an Indemnified Party is to be indemnified pursuant to this ARTICLE VI initially shall be determined without regard to any Tax-related benefit. However, to the extent that the Indemnified Party or the Company actually realizes a Tax benefit with respect to any payment for Claims made hereunder through a refund of Taxes or a reduction in the actual amount of Taxes that otherwise would be payable by the Indemnified Party, other than a Tax refund or Tax reduction that is attributable to a deduction that provides only a timing benefit (any of which, a “Tax Benefit”), the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Claims) at such time or times as and to the extent that the Indemnified Party or any Affiliate of such Indemnified Party actually realizes such Tax Benefit.  For this purpose, a Tax Benefit shall be calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Claims for which indemnification was made and treating such Tax items as the last items claimed for any taxable period.  Buyer and Seller agree to provide the other or its designated representatives with assistance and such documents and records reasonably requested by them that are relevant to their ability to determine when an amount is payable to, or receivable from, the other Party pursuant to this Section 6.5, including copies of such portions of Tax Returns, estimated Tax payments, schedules and related supporting documents as are reasonably necessary, provided that the Party receiving such information and documents shall, and shall cause each of its Affiliates to, maintain all such information and documents in confidence, not disclose any such information or documents to any Person (except as required by applicable Law), and not use any information or documents for its own benefit or the benefit of any Third Party.  If any adjustments are made to any Tax Return relating to the Indemnified Party for any taxable period as a result of or in settlement of any audit or other Proceeding or as the result of the filing of an amended Tax Return to reflect the consequences of any determination made in connection with any such audit or Proceeding and if such adjustment results in any change in the amount of any Tax Benefit, appropriate payments will be made between the Indemnifying Party and the indemnified Party in accordance with the previous sentence to properly reflect such adjustment amount.

6.6 Claims Net of Insurance.  The amount of indemnification that an Indemnifying Party is required to pay to, for or on behalf of any Indemnified Party under this ARTICLE VI shall be reduced, including retroactively, by (but only to the extent of) any insurance proceeds from a Third Party insurer that are actually recovered by such Indemnified Party or any of its Affiliates in respect of the matter giving rise to such indemnification claim, net of (i) any deductible paid to a Third Party insurer related to such insurance claim and (ii) net of any Tax imposed on such insurance proceeds.

6.7 Cooperation.  Subject to the provisions of Section 6.8, the Indemnifying Party shall have the right, at its own expense, to participate in the defense of any Third Party Claim, and if said right is exercised, the Parties shall reasonably cooperate in the investigation and defense of said Third Party Claim.

6.8 Third Party Claims.

(a) Promptly following the receipt of notice of a Third Party Claim, the Indemnified Party receiving the notice of the Third Party Claim shall (i) notify the Indemnifying Party of its existence setting forth with reasonable specificity the facts and circumstances of which the Indemnified Party has received notice, and (ii) specifying the basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted.  Subject to Section 6.8(c), the Indemnified Party shall tender the defense of a Third Party Claim to the Indemnifying Party.  Failure to give prompt notice of the Third Party Claim shall not affect the Indemnifying Party’s duties or obligations under this Article VI, except to the extent the Indemnifying Party is materially prejudiced thereby.

(b) Except as herein provided, the Indemnified Party shall not, and the Indemnifying Party shall, have the right (but not the obligation) to contest, defend, litigate or settle such Third Party Claim.  If the defense of a Third Party Claim is so tendered to the Indemnifying Party and within twenty-one (21) days thereafter the Indemnifying Party accepts such tender by written notice to the Indemnified Party, then upon acceptance of such tender, the Indemnifying Party shall, unless otherwise expressly agreed in writing by the Indemnified Party, agree to indemnify the Indemnified Party with respect to such Third Party Claim.  If the Indemnifying Party accepts such tender by written notice to the Indemnified Party within such twenty-one (21)-day period, the Indemnified Party shall have the right to be represented by counsel at its own expense in any such contest, defense, litigation or settlement conducted by the Indemnifying Party, provided, that if in the reasonable opinion of counsel for the Indemnified Party, there is a conflict of interest between the Indemnified Party and the Indemnifying Party (other than the conflict arising from the Indemnifying Party’s obligations to the Indemnified Party under this Article VI) in connection with a Third Party Claim, such Indemnified Party may engage its own counsel to represent it and all other affected Indemnified Parties in the defense of such Third Party Claim, and the Indemnifying Party shall be responsible for the reasonable fees and expenses of such one (1) counsel for all such affected Indemnified Parties in connection with such defense.  The Indemnifying Party shall lose its right to contest, defend, litigate and settle the Third Party Claim if it shall fail to reasonably and diligently contest, defend, its right to contest, defend, litigate and settle the Third Party Claim if it shall fail to reasonably and diligently contest, defend, litigate or settle the Third Party Claim.  Subject to Section 6.8(c), so long as the Indemnifying Party has not lost its right to contest, defend, litigate and settle the Third Party Claim as herein provided, the Indemnifying Party shall have the exclusive right to contest, defend and litigate the Third Party Claim and shall have the exclusive right, in its discretion exercised in reasonable, good faith, and upon the advice of counsel, to settle any such matter, either before or after the initiation of litigation, at such time and upon such terms as it deems fair and reasonable; provided that at least five (5) days prior to any such settlement, written notice of its intention to settle shall be given to the Indemnified Party.  All expenses (including attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party.  If an Indemnified Party is entitled to indemnification against a Third Party Claim, and the Indemnifying Party fails to timely accept a tender of the defense of a Third Party Claim pursuant to this Section 6.8(b), or if, in accordance with the foregoing, the Indemnifying Party shall lose its right to contest, defend, litigate or settle such Third Party Claim, the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in reasonable, good faith and upon the advice of counsel, to contest, defend and litigate such Third Party Claim, and may settle such Third Party Claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable; provided that at least five (5) days prior to any such settlement, written notice of its intention to settle is given to the Indemnifying Party.  If, pursuant to the preceding sentence, the Indemnified Party so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of contesting, defending, litigating and settling the Third Party Claim which are incurred from time to time.

(c) Notwithstanding anything contained in this Section 6.8 to the contrary, an Indemnifying Party shall not be entitled to assume any defense of a Third Party Claim hereunder if (i) the claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation, or (ii) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim.

(d) Notwithstanding anything to the contrary in this Article VI, (i) if there is a reasonable probability that any Third Party Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, including where equitable relief is sought or where the Third Party Claim involves a material customer or material supplier of the Indemnified Party, then the Indemnified Party shall have the right to undertake and control the defense, compromise and/or settlement of such Third Party Claim, subject to the Indemnified Party’s obligation to reasonably and diligently contest, defend, litigate or settle such Third Party Claim, and (ii) the Indemnifying Party shall not settle or compromise, or consent to the entry of judgment with respect to, any Third Party Claim without the prior written consent of the Indemnified Party.

6.9 Other Indemnification Matters.

(a) Amounts paid by Seller for indemnification under this ARTICLE VI shall be deemed to be an adjustment to the Purchase Price.

(b) For purposes only of calculating the dollar value of any Claims under Section 6.2 or 6.3 arising, directly or indirectly, from or in connection with a breach of a representation, warranty, covenant or agreement herein or in any other Transaction Document (but not for purposes of determining whether a breach of any such representation, warranty, covenant or agreement has occurred), all references to “material,” “materiality,” “in all material respects,” or similar phrases or qualifiers contained in such representations, warranties covenants and agreements shall be disregarded.

(c) Except as set forth in Section 6.4, the covenants and agreements of Seller, the Company and Buyer contained herein shall survive the Closing without limitation as to time or any other limitation, unless the covenant or agreement specifies a term, in which case an Indemnified Party shall be entitled to recover so long as a claim has been asserted by written notice on or prior to a date that is sixty (60) days following the end of such specified term.

6.10 Indemnification Exclusive Remedy.  Except as specifically set forth in this Agreement, indemnification pursuant to the provisions of this ARTICLE VI shall be the sole and exclusive remedy of the Parties relating to any breach of any representation or warranty or other Claim arising out of or relating to this Agreement and/or the transactions contemplated hereby.  Each of the Company and Buyer (for itself and on behalf of the other Buyer Indemnified Parties), hereby waives to the fullest extent permitted under applicable Law, and agrees not to assert in any Proceeding of any kind, any and all rights, claims and causes of action for contribution or other rights of recovery, including any such claim arising under CERCLA or any equivalent state or local Laws that they may now or hereafter have with respect to environmental matters, other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Agreement.  Notwithstanding anything contained herein to the contrary, the Parties agree that nothing contained herein shall preclude any Party from seeking any remedy (without limitation) based upon fraud and equitable remedies consisting of specific performance or injunctive relief in respect of any breach of any covenant or agreement to be performed after Closing.

                              ARTICLE VII

MISCELLANEOUS

7.1 Publicity.  Except as otherwise required by Law, applicable rules or regulations of any Governmental Authority or applicable stock exchange rules, press releases and other publicity concerning the transactions contemplated by this Agreement (including the terms hereof) shall be made only with the consent of Seller and Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing,

Buyer acknowledges that Parent will issue a press release and make related filings under the Securities Exchange Act of 1934, as amended, related to the Parties’ entry into this Agreement and the consummation of the transactions contemplated hereby.  Parent shall provide Buyer reasonable time to comment on such release prior to issuance, but Buyer’s right to comment on such release shall not delay Parent’s issuance of such release or its making of such filings, nor shall such right to comment affect Parent’s determination as to what substantive content should be in such release and filings in order for Parent to comply with applicable Law.  Nothing in this Section 7.1 shall restrict the right of any party hereto to disclose the terms of this Agreement and the transactions contemplated hereby (i) to authorized Representatives of such Party, (ii) following the Closing, in any Party’s financial statements (including the notes thereto), and (iii) to any Party’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents.

7.2 Notices.  All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile or by nationally recognized private courier.  Notices delivered by hand, by facsimile or by nationally recognized private courier shall be treated as if given on the first Business Day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand or by nationally recognized private courier on or before two (2) Business Days after its delivery by facsimile.  All notices shall be addressed as follows:

(a) If to Seller:

Truck Components Inc.
c/o Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
Attention: General Counsel
Tel: (812) 962-5068
Fax: (812) 962-5470

with a copy (which shall not be deemed notice) to:

Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren
Phoenix, Arizona 85004
Attention: Garth D. Stevens
Tel: (602) 382-6313
Fax: (602) 382-6070

(b) If to Parent:

Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
Attention: General Counsel
Tel: (812) 962-5068
Fax: (812) 962-5470

with a copy (which shall not be deemed notice) to:

Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren
Phoenix, Arizona 85004
Attention: Garth D. Stevens
Tel: (602) 382-6313
Fax: (602) 382-6070

(c) If to Buyer:

Fabco Holding Inc.
c/o Wynnchurch Capital, Ltd.
6250 N. River Road, Suite 10-100
Rosemont, Illinois 60018
Attention: Terry Theodore and Erin Murphy
Tel: (847) 604-6100
Fax: (847) 604-6118

with a copy (which shall not constitute notice) to:

Thomas B. Spillane, Jr.
Foley & Lardner LLP
500 Woodward Avenue, Suite 2700
Detroit, Michigan 48226
Tel: (313) 234-7135
Fax: (313) 234-2800

or to such other respective addresses or addressees as may be designated by notice given in accordance with the provisions of this Section 7.2.

7.3 Expenses; Transfer Taxes.  Buyer shall pay its own, and Parent and Seller shall pay their own and the Company’s fees and expenses incurred in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including financial advisors', attorneys', accountants' and other professional fees and expenses; provided, however, that neither Seller nor Parent shall be liable for any such fees or expenses first incurred by the Company after the Closing.  All transfer, documentary, sales, use, stamp, registration and other such Taxes together with all conveyance fees, recording charges and other fees and charges, including penalties and interest (all such Taxes, fees, charges, penalties and interest collectively, the “Transfer Taxes”), whether imposed on Buyer, Seller, Parent or the Company incurred in connection with the consummation of the transactions contemplated by this Agreement, shall be satisfied fifty percent (50%) by Buyer, on the one hand, and fifty percent (50%) by Seller, on the other hand, when due.

7.4 Entire Agreement.  This Agreement, together with the Transaction Documents and, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede and replace all other agreements, instruments, communications, understandings and representations, written or oral, among the Parties or any of their Affiliates or Representatives, with respect to the subject matter hereof, including the letter of intent dated as of May 26, 2011, including all amendments thereto and extensions thereof, executed by Parent, the Company, Wynnchurch Capital, Ltd. and Stone River Capital Partners.

7.5 Non-Waiver.  The failure in any one or more instances of a Party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said Party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving Party, and then only to the extent stated in such writing.

7.6 Counterparts and Electronic Signatures.  This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The Parties agree and acknowledge that delivery of a facsimile, photo or other electronic signature copy shall constitute execution and delivery by such signatory.

7.7 Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the Parties under this Agreement.

7.8 Binding Effect; Benefit.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, shall confer on any Person other than the Parties, and their respective successors and permitted assigns, any rights, remedies, obligations or Liabilities under or by reason of this Agreement, including third party beneficiary rights, except that the

Indemnified Parties that are not Parties shall be third party beneficiaries of ARTICLE VI and any related provision of this Agreement.

7.9 Assignability.  This Agreement shall not be assignable by Seller or Parent without the prior written consent of Buyer, or by Buyer without the prior written consent of Seller; provided; however, that after the Closing Date Buyer may assign all or any portion of this Agreement to any of its or its Affiliates’ lenders as collateral security.

7.10 Applicable Law.  This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal Laws of the State of Delaware applicable to contracts made in that State (without giving effect to principles or rules of conflicts of Laws).

7.11 Waiver of Trial by Jury.  Each of the Parties waives the right to a jury trial in connection with any suit, action or proceeding seeking enforcement of such Party’s rights under this Agreement or in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions related hereto, in each case, whether or existing or hereafter arising, and whether in contract, tort, equity or otherwise.

7.12 Consent to Jurisdiction.  Seller and Buyer each agree to the non-exclusive jurisdiction of any state or federal court situated in the State of Delaware, in the County of New Castle, with respect to any claim or cause of action arising under or relating to this Agreement, and waives personal service of any and all process upon it, and consents that all services of process be made by registered or certified mail, return receipt requested, directed to it at its address as set forth in Section 7.2, and service so made shall be treated as completed when received.  Seller and Buyer each waive any objection based on forum non conveniens and waive any objection to venue of any action instituted hereunder.  Nothing in this paragraph shall affect the right of Seller, Parent or Buyer to serve legal process in any other manner permitted by applicable Law.

7.13 Amendments.  This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of Seller, Parent and Buyer.

7.14 Dates and Times.  Dates and times set forth in this Agreement for the performance of the Parties’ respective obligations hereunder or for the exercise of their rights hereunder shall be strictly construed, time being of the essence of this Agreement.  All provisions in this Agreement which specify or provide a method to compute a number of days for the performance, delivery, completion or observance by either Party of any action, covenant, agreement, obligation or notice hereunder shall mean and refer to calendar days, unless otherwise expressly provided.  Except as expressly provided herein, the time for performance of any obligation or taking any action under this Agreement shall be deemed to expire at 5:00 p.m. (Pacific Standard Time) on the last day of the applicable time period provided for herein.  If the date specified or computed under this Agreement for the performance, delivery, completion or observance of a covenant, agreement, obligation or notice by either Party, or for the occurrence of any event provided for herein, is a day other than a Business Day, then the date for such performance, delivery, completion, observance or occurrence shall automatically be extended to the next Business Day following such date.

7.15 Joint Preparation.  This Agreement and each agreement or instrument entered into by the Parties pursuant to the provisions hereof shall be considered for all purposes as having been prepared through the joint efforts of the Parties.  No presumption shall apply in favor of any Party in the interpretation of this Agreement or any such other agreement or instrument or in the resolution of any ambiguity of any provision hereof or thereof based on the preparation, substitution, submission or other event of negotiation, drafting or execution hereof or thereof.

Remainder of Page Left Blank
Signature Page Follows

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement on the date first above written.

Seller:

TRUCK COMPONENTS INC., a Delaware corporation

By: /s/ James H. Woodward, Jr.

Name: James H. Woodward, Jr.

Its:      Vice President

Parent:

ACCURIDE CORPORATION, a Delaware corporation

By: /s/ James H. Woodward, Jr.

Name: James H. Woodward, Jr.

Its:     Senior Vice President and Chief Financial Officer

Company:

FABCO AUTOMOTIVE CORPORATION,

a Delaware corporation

By: /s/ James H. Woodward, Jr._________

Name: James H. Woodward, Jr.

Its:      Vice President

Buyer:

FABCO HOLDINGS INC., a Delaware corporation

By: /s/ Erin L. Murphy_________________

Name:  Erin L. Murphy
Its:        Secretary

Signature Page to Stock Purchase Agreement